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Filed Pursuant to Rule 424(b)(3)
Registration No. 333-221907

Exchange Notes
2025 Notes:	Cusip #858119BH2
Old Notes
Old 2025 Notes:	Cusip #858119BG4 (144A)
Cusip #U85795AQ2 (Reg S)

PROSPECTUS

OFFER TO EXCHANGE

ALL OUTSTANDING UNREGISTERED $350,000,000 AGGREGATE PRINCIPAL AMOUNT OF OUR 4.125% SENIOR NOTES DUE 2025 ("OLD NOTES") FOR UP TO $350,000,000 AGGREGATE PRINCIPAL AMOUNT OF OUR NEWLY ISSUED 4.125% REGISTERED SENIOR NOTES DUE 2025 WHICH WE REFER TO AS THE "EXCHANGE NOTES."

THE EXCHANGE NOTES WILL BE REGISTERED UNDER THE SECURITIES ACT OF 1933 AND WILL BE FULLY AND UNCONDITIONALLY GUARANTEED AS TO THE PAYMENT OF PRINCIPAL AND INTEREST BY THE SUBSIDIARY GUARANTORS LISTED IN THIS PROSPECTUS.

         We hereby offer, upon the terms and subject to the conditions set forth in this prospectus ("Prospectus") and the accompanying letter of transmittal (which together constitute the "Exchange"), to exchange up to $350,000,000 aggregate principal amount of our 4.125% Senior Notes due 2025, registered under the Securities Act of 1933, as amended (the "Securities Act"), for a like principal amount of any or all of our outstanding 4.125% Old Notes, which we issued on September 13, 2017, without registration under the Securities Act. We refer to the Old Notes and the Exchange Notes collectively as the "Notes." The Exchange Notes are guaranteed fully and unconditionally (except as limited as described under "Description of the Exchange Notes") on a joint and several basis, as to payment of principal and interest by the wholly owned subsidiary guarantors listed in this Prospectus (the "Subsidiary Guarantors"). The unregistered Old Notes have certain transfer restrictions. The Exchange Notes will be freely transferable.

         This Exchange Offer will expire at 5:00 p.m. New York City time, on January 24, 2018 (the 21st business day following the date of this Prospectus), unless we extend the Exchange Offer in our sole and absolute discretion.

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  Tenders of outstanding unregistered Old Notes may be withdrawn at any time before 5:00 P.M. New York City time on the date the offer expires.

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  All outstanding unregistered Old Notes that are validly tendered and not validly withdrawn will be exchanged.

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  The exchange of unregistered Old Notes for registered Exchange Notes will not be a taxable event for U.S. federal income tax purposes.

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  The Exchange Notes will not be listed on any exchange.

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  We will not receive any cash proceeds from this Exchange.

         The terms of the Exchange Notes that we will issue in connection with this Exchange are identical to the terms of the outstanding Old Notes in all material respects, except for the elimination of certain transfer restrictions, registration rights and additional interest provisions relating to the outstanding Old Notes. The Exchange Notes will be issued under the same Indenture as the Old Notes. See "Terms of the Exchange."

         You should carefully consider the "Risk Factors" beginning on page 7 of this Prospectus, and the risk factors incorporated by reference in this Prospectus, before deciding whether to participate in this exchange.

         Neither the Securities and Exchange Commission ("SEC") nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Prospectus. Any representation to the contrary is a criminal offense.

         Each holder of an unregistered Old Note wishing to accept an Exchange Offer must deliver the Old Note to be exchanged, together with the letter of transmittal that accompanies this Prospectus, and any other required documentation, to the Exchange Agent identified in this Prospectus. Alternatively, you may effect a tender of unregistered Old Notes by book-entry transfer into the Exchange Agent's account at the Depository Trust Company ("DTC"). All deliveries are at the risk of the holder. You can find detailed instructions concerning delivery in the sections of this Prospectus called "The Exchange" and "Procedures for Tendering," and in the accompanying letter of transmittal.

         Each broker-dealer that receives Exchange Notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Notes received in exchange for outstanding notes where such outstanding notes were acquired as a result of market-making activities or other trading activities. See "Plan of Distribution."

THE DATE OF THIS PROSPECTUS IS DECEMBER 21, 2017

        You should only rely on the information contained in this Prospectus or incorporated by reference into this Prospectus. We have not authorized anyone to provide you with any information or to make any representation about this Exchange Offer that is different.

        This Prospectus incorporates by reference important business and financial information about us that is not included within or delivered with this Prospectus from documents we publicly file with the SEC. See the following sections entitled "Where You Can Find More Information" and "Incorporation by Reference."

        In this Prospectus, all references to "we," "us," "our," the "Company," or "SDI" are to Steel Dynamics, Inc. and all its consolidated subsidiaries, unless otherwise specified or the context otherwise requires.

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WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a registration statement on Form S-4 to register the Exchange Notes. This prospectus, which forms part of the registration statement, does not contain all of the information included in that registration statement. For further information about us and the Exchange Notes offered in this prospectus, you should refer to the registration statement and its exhibits. We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file with the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Our SEC filings are also accessible through the Internet at the SEC's website at http://www.sec.gov and on our website at http://www.steeldynamics.com. The information contained on our website, however, is not part of or incorporated by reference into this Prospectus. Our common stock is quoted on the Nasdaq Global Select Market under the symbol "STLD," and our SEC filings can also be read at the following address: Nasdaq Operations, 1735 K Street, N.W., Washington, D.C. 20006.

INCORPORATION BY REFERENCE

        The SEC allows us to "incorporate by reference" into this Prospectus the information in documents we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this Prospectus, and later information that we file with the SEC will update and supersede this information. Pursuant to General Instruction B(1)(a) to Form S-4, we have elected to provide the information regarding us and our business by reference to reports we regularly file with the SEC. Unless specifically stated to the contrary, none of the information that we disclose pursuant to Items 2.02 or 7.01 of any Current Report on Form 8-K that we have furnished, or that we may from time to time furnish to the SEC, is or will be deemed incorporated by reference into this Prospectus.

        We incorporate by reference the following documents, and any future filings through the termination of this Exchange, which we make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act"):

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  Our Annual Report on Form 10-K for the fiscal year ended December 31, 2016, filed February 28, 2017.

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  Our Quarterly Reports on Form 10-Q for the fiscal quarter ended March 31, 2017, filed May 8, 2017; for the fiscal quarter ended June 30, 2017, filed August 7, 2017; and for the fiscal quarter ended September 30, 2017, filed November 9, 2017; and

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  Our Current Reports on Form 8-K filed January 4, 2017; April 21, 2017; May 23, 2017; July 10, 2017; September 6, 2017; September 13, 2017; September 27, 2017; October 16, 2017; and November 27, 2017.

        The information incorporated by reference is an important part of this Prospectus. Any statement contained in a document incorporated by reference into this Prospectus will be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in this Prospectus or in any other subsequently filed document that is incorporated by reference into this Exchange modifies or supersedes such statement. Any such statement so modified or superseded will not be deemed to constitute a part of this Prospectus except as so modified or superseded.

        The documents incorporated by reference into this Prospectus are also available from us upon request. We will provide a copy of any and all of the information that is incorporated by reference into this Prospectus to any person by first-class mail, without charge, upon written or oral request. Any request for documents should be made by 5:00 p.m. New York City time on January 17, 2018, to ensure timely delivery of the documents prior to the expiration of the Exchange Offer.

        Requests for documents should be directed to:

Steel Dynamics, Inc.
Investor Relations Department
7575 West Jefferson Blvd.
Fort Wayne, Indiana 46804
(260) 969-3500

 CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

        Throughout this Prospectus, including documents we may incorporate by reference, we may make statements that express our opinions, expectations, or projections regarding future events or future results, in contrast with statements that reflect present or historical facts. These predictive statements, which we generally precede or accompany by such typical conditional words as "anticipate," "intend," "believe," "estimate," "plan," "seek," "project" or "expect," or by the words "may," "will," or "should," are intended to operate as "forward-looking statements" of the kind permitted by the Private Securities Litigation Reform Act of 1995, incorporated in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward looking statements involve both known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. That legislation protects such predictive and cautionary statements by creating a "safe harbor" from liability in the event that a particular prediction does not turn out as anticipated.

        While we always intend to express our best judgment when we make statements about what we believe will occur in the future, and although we base these statements on assumptions that we believe to be reasonable when made, these forward-looking statements are not a guarantee of performance, and you should not place undue reliance on such statements. Forward-looking statements are subject to many uncertainties and other variable circumstances, many of which are outside of our control, that could cause our actual results and experience to differ materially from those we thought would occur.

        The following listing represents some, but not necessarily all, of the factors that may cause actual results to differ from those we may have anticipated or predicted:

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  the adverse impact of an economic slowdown, or periods of slower than anticipated economic growth, resulting in a general decrease of or stagnating demand for our products;

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  the weakening of demand for steel products within the construction, manufacturing, or other metal consuming industries;

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  conditions affecting steel or recycled metals consumption;

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  United States or foreign trade policy affecting the amount of foreign steel imported in the United States, or adverse or less than satisfactory outcomes of pending and future trade cases alleging unlawful practices in connection with steel imports;

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  cyclical changes in market supply and demand for steel and recycled metals;

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  increased price competition brought about by global steelmaking overcapacity;

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  changes in the availability or cost of raw materials, such as recycled metals, iron substitute materials, including pig iron, iron concentrate, or other raw materials or supplies, which we use in our production processes;

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  periodic fluctuations in the availability and cost of electricity, natural gas, or other utilities;

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  the occurrence of unanticipated equipment failures and plant outages;

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  margin compression resulting from falling selling prices with no offsetting reduction in raw material costs, or our inability to pass increases in costs of raw materials and supplies, if any, on to our customers;

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  labor unrest, work stoppages and/or strikes involving our own workforce, those of our important suppliers or customers, or those affecting the steel industry in general;

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  the impact of, or changes in, environmental law or in the application of other legal or regulatory requirements upon our production processes or costs of production or upon those of our suppliers or customers, including actions by government agencies, such as the United States Environmental Protection Agency or related state agencies, upon our receipt of pending or future environmentally related construction or operating permits;

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  the impact of United States government or various other governmental agencies introducing laws or regulatory changes in response to the subject of climate change and greenhouse gas emissions, including the introduction of carbon emissions trading mechanisms;

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  private or governmental liability claims or litigation, or the impact of any adverse litigation costs or outcome of any litigation on the adequacy of our reserves or the availability or adequacy of our insurance coverage;

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  changes in our business strategies or development plans which we have adopted or which may be brought about in response to actions by our suppliers or customers, and any difficulty or inability to successfully consummate, implement, or integrate any planned or potential projects, acquisitions, joint ventures or strategic alliances;

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  increased price and other forms of competition from other steel producers, scrap processors and alternative materials;

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  the impact of construction delays, cost overruns, technology risk or operational complications upon our ability to complete, start-up or continue to profitably operate a project or a new business, or to complete, integrate and operate any potential acquisitions as anticipated;

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  the impact of impairment charges;

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  costs to idle facilities, idled facility carrying costs, or increased costs to resume production at idled facilities;

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  increased global information technology security requirements, vulnerabilities, and threats, and a rise in sophisticated cyber crime that pose a risk to the security of our operating systems and data networks and to the confidentiality, availability and integrity of our data; and

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  uncertainties involving new products or new technologies.

        We also refer you to and urge you to carefully read the "Risk Factors" discussion in this Prospectus and under Item 1A Risk Factors in our Annual Report on Form 10-K for our fiscal year ended December 31, 2016, to better understand some of the principal risks and uncertainties inherent in our businesses or in owning our securities, as well as the section entitled Management Discussion and Analysis of Financial Condition and Results of Operations at Item 7. You should also review the notes to consolidated financial statements in our Annual Report on Form 10-K under headings in Note 1 Use of Estimates and in Note 9 Commitments and Contingencies.

        Any forward-looking statements which we make in this Prospectus or in any of the documents that are incorporated by reference herein speak only as of the date of such statement, and we undertake no ongoing obligation to update such statements. Comparisons of results between current and any prior periods are not intended to express any future trends or indications of future performance, unless expressed as such, and should only be viewed as historical data.

        Should one or more of the risks or uncertainties described or incorporated by reference in this Prospectus occur, or should underlying assumptions prove incorrect, our actual results and plans could differ materially from those expressed in any forward-looking statements.

        All forward-looking statements, expressed or implied, included in this Prospectus, or in the documents incorporated by reference in this Prospectus, are expressly qualified in their entirety by this cautionary statement.

MARKET DATA

        We obtained market and competitive position data used in this Prospectus, including documents we incorporate by reference, from internal surveys, market research, publicly available information and industry publications. Industry publications generally state that the information contained therein has been obtained from sources believed to be reliable.

 PROSPECTUS SUMMARY

        This summary highlights selected information included in or incorporated by reference into this Prospectus. The summary does not contain all of the information that you should consider before deciding whether to invest in the Exchange Notes and is qualified in its entirety by the more detailed information appearing elsewhere in the Prospectus and the documents incorporated herein by reference. You should carefully read the entire Prospectus, including the information incorporated by reference herein, and particularly the information in the "Risk Factors" section beginning on page 7 of this Prospectus, before making an investment decision. See "Where You Can Find More Information."

Our Company

        We are one of the largest steel producers and one of the largest metals recyclers in the United States based on a current estimated annual steelmaking and coating capability of approximately 11 million tons and actual recycling volumes. Actual metals recycling shipments during 2016, 2015, and 2014, respectively, were 5.1 million gross tons, 5.1 million gross tons and 5.6 million gross tons of ferrous materials; and actual nonferrous metallics shipments during 2016, 2015, and 2014, respectively, were 1.1 billion pounds, 1.1 billion pounds and 1.2 billion pounds. Our steel shipments during 2016, 2015, and 2014 were 9.2 million tons, 8.3 million tons and 7.4 million tons, respectively. We reported net sales of $7.8 billion, $7.6 billion, and $8.8 billion during 2016, 2015, and 2014, respectively. At December 31, 2016, we employed approximately 7,700 individuals, 91% of whom were non union.

        We reported net sales of $7.2 billion and $5.9 billion for the nine months ended September 30, 2017 and 2016 respectively, on steel shipments of 7.4 million tons and 7.0 million tons for the nine months ended September 30, 2017 and 2016 respectively; and metals recycling shipments during the nine months ended September 30, 2017 of 3.8 million gross tons of ferrous materials and 816 million pounds of nonferrous metallics, and metals recycling shipments during the nine months ended September 30, 2016 of 3.9 million gross tons of ferrous materials and 829 million pounds of nonferrous metallics.

        The primary sources of our revenues and operating income are from the manufacture and sale of steel products, processing and sale of recycled ferrous and nonferrous metals, and the fabrication and sale of steel joist and deck products. Our operations are managed and reported based on three operating segments: steel operations, metals recycling operations, and steel fabrication operations.

Our Operations

        Steel Operations.    Steel operations consist of our six electric arc furnace steel mills, producing steel from ferrous scrap and scrap substitutes, utilizing continuous casting, automated rolling mills, and eleven downstream steel coating lines, and several processing lines, and Iron Dynamics our liquid pig iron production facility that supplies solely the Butler Flat Roll Division. Our steel operations sell directly to end-users, steel fabrications and service centers. These products are used in numerous industry sectors, including the construction, automotive, manufacturing, transportation, heavy and agriculture equipment, and pipe and tube (including OCTG) markets. Our steel operations accounted for 72%, 69%, and 63% of our consolidated net sales in 2016, 2015, and 2014, respectively, and 73% and 72% of our consolidated net sales for the nine months ended September 30, 2017 and 2016, respectively. We are predominantly a domestic steel company, with only 4%, 5%, and 4% of our revenues generated from exported sales during 2016, 2015, and 2014, respectively.

  Sheet Products.    Our sheet steel products, consisting of hot roll, cold roll and coated steel products are produced by Butler and Columbus Flat Roll Divisions, and our eleven downstream coating lines. Our sheet operations represented 70%, 65%, and 59% of steel operations net sales in 2016, 2015, and 2014, respectively, and 71% and 70% of steel operations net sales for the nine months ended September 30, 2017 and 2016, respectively.

  Long Products.    Our Structural and Rail Division is capable of producing a variety of parallel flange sections such as Wide Flange Beams, American Standard Beams, Manufactured Housing Beams, H Piling and Channel sections for the construction, transportation and industrial machinery markets. Our Engineered Bar Products Division is capable of producing a broad array of engineered special-bar-quality (SBQ), merchant-bar-quality (MBQ), rounded-cornered squares, and smaller-diameter engineered round bars. Our Roanoke Bar Division sells angles, merchant rounds, flats, channels, reinforcing bars and billets. Steel of West Virginia primarily sells beams, channels and specialty steel sections.

        Metals Recycling Operations.    The metals recycling operations consists solely of OmniSource and includes both ferrous and nonferrous scrap metal processing, transportation, marketing, brokerage, and consulting services strategically located in close proximity to our steel mills and other end-user scrap consumers throughout the eastern half of the United States. In addition, OmniSource designs, installs, and manages customized scrap management programs for industrial manufacturing companies at hundreds of locations throughout North America. Our metals recycling operations accounted for 15%, 19%, and 25% of our consolidated net sales in 2016, 2015, and 2014, respectively, and 15% of our consolidated net sales for each of the nine month periods ended September 30, 2017 and 2016, respectively. Our steel mills utilize a large portion of the ferrous scrap sold by OmniSource as raw material in our steelmaking operations, and the remainder is sold to other consumers, such as other steel manufacturers and foundries. This strategic, symbiotic relationship with our own steelmaking operations provides valuable pull through demand to OmniSource's ferrous scrap operations. In 2016, 2015, and 2014, OmniSource supplied our steel mills with approximately 36%, 37%, and 44%, respectively, of the tons of their ferrous raw material requirements, representing approximately 61%, 54%, and 48%, respectively, of OmniSource's 2016, 2015, and 2014 ferrous shipped tons.

        Steel Fabrication Operations.    Our steel fabrication operations include our New Millennium Building Systems' joist and deck plants located throughout the United States and in Northern Mexico. We have established a national operating footprint that allows us to serve the entire U.S. construction market, as well as national accounts, such as large retail chains. Revenues from these plants are generated from the fabrication of steel joists, trusses, girders and steel deck used within the non-residential construction industry. Steel fabrication operations accounted for 9%, 9%, and 7% of our consolidated net sales during 2016, 2015, and 2014 respectively, and 9% and 8% of our consolidated net sales for the nine months ended September 30, 2017 and 2016, respectively.

RISK FACTORS

        The terms of the Exchange Notes are identical in all material aspects to those of the Old Notes, except for the transfer restrictions and registration rights and related special interest provisions relating to the Old Notes that do not apply to the Exchange Notes. This section describes some, but not all, of the risks of acquiring the Exchange Notes and participating in the Exchange Offer. Before making an investment decision, you should carefully consider the risk factors described below and the risk factors included in the Company's Annual Report on Form 10-K which is incorporated by reference herein.

Risks Related to our Industry

Our industry is affected by domestic and global economic factors including periods of slower than anticipated economic growth and the risk of a new recession.

        Our financial results are substantially dependent not only upon overall economic conditions in the United States and globally, including Europe and in Asia, but also as they may affect one or more of the industries upon which we depend for the sale of our products. Recent global actions, such as the new United States political administration, the United Kingdom referendum to exit the European Union, and the possibility of domestic and international trade restrictions, could result in changing economic conditions in the United States and globally, the effects of which are not known at this time. Additionally, periods of slower than anticipated economic growth, such as the slow and uneven recovery from the recent recession, could reduce customer confidence and adversely affect demand for our products and further adversely affect our business. Metals industries have historically been vulnerable to significant declines in consumption and product pricing during periods of economic downturn or continued uncertainty, including the pace of domestic non-residential construction activity.

        Our business is also dependent upon certain industries, such as construction, automotive, manufacturing, transportation, heavy and agriculture equipment, and pipe and tube (including OCTG) markets, and these industries are also cyclical in nature. Therefore, these industries may experience their own fluctuations in demand for our products based on such things as economic conditions, energy prices, consumer demand and infrastructure funding decisions by governments. Many of these factors are beyond our control. As a result of volatility in our industry or in the industries we serve, we may have difficulty increasing or maintaining our level of sales or profitability. If our industry or the industries we serve were to suffer a downturn, then our business may be adversely affected.

Our level of production and our sales and earnings are subject to significant fluctuations as a result of the cyclical nature of the steel industry and some of the industries we serve.

        The steel manufacturing business is cyclical in nature, and the selling price of the steel we make may fluctuate significantly due to many factors beyond our control. Furthermore, a number of our products are commodities, subject to their own cyclical fluctuations in supply and demand in both metal consuming and metal generating industries, including the construction and manufacturing industries. The timing, magnitude and duration of these cycles and the resulting price fluctuations are difficult to predict. The sale of our manufactured steel products is directly affected by demand for our products in other cyclical industries, such as construction, automotive, manufacturing, transportation, heavy and agriculture equipment, and pipe and tube (including OCTG) markets. Economic difficulties, stagnant global economies, supply/demand imbalances and currency fluctuations in the United States or globally could decrease the demand for our products or increase the amount of imports of steel into the United States, which could decrease our sales, margins and profitability.

The scrap metal recycling industry has historically been, and is expected to remain, highly cyclical and this could have a material adverse effect on our metals recycling operations' results.

        Scrap metal prices have become increasingly volatile, and operating results within the metals recycling industry in general have historically been cyclical, and are expected to remain highly cyclical in nature. Similarly, but not necessarily paralleling the price fluctuations in the steel business, the purchase prices for automobile bodies and various other grades of obsolete and industrial scrap, as well as the selling prices for processed and recycled scrap metals we utilize in our own manufacturing process, or which we resell to others through our metals recycling operations, are also highly volatile. During periods of excess domestic supply or increased imports, scrap metal prices may become or remain depressed and adversely affect the sales, profitability and margins of our scrap business. As a metals recycler, we may attempt to respond to changing recycled metal selling prices by adjusting the scrap metal purchase prices we pay to others, but our ability to do this may be limited by competitive or other factors during periods of low scrap prices, when inbound scrap flow may slow considerably, as scrap generators hold on to their scrap in hopes of getting higher prices later. As such, a prolonged period of low scrap prices could reduce our ability to obtain, process, and sell recycled materials, and this could adversely affect our metals recycling operations' results. Conversely, periodic increased foreign demand for scrap can result in an outflow of available domestic scrap, as well as resulting higher scrap prices domestically that cannot always be passed on to domestic scrap consumers, thereby further reducing available domestic scrap flows and scrap margins, all of which could adversely affect our sales and profitability of our scrap business. Additionally during periods of high demand and resulting higher scrap prices, ferrous scrap consumers may seek and develop ferrous scrap alternatives, including pig iron and direct reduced iron. The availability and pricing of these scrap alternatives in the domestic market may have a longer term impact on scrap pricing, particularly in prime grades, which could adversely affect our sales, profitability and margins.

Global steelmaking overcapacity and imports of steel into the United States have adversely affected, and may again adversely affect, United States steel prices, which could impact our sales, margins and profitability.

        Global steelmaking capacity currently exceeds global consumption of steel products. Such excess capacity sometimes results in steel manufacturers in certain countries exporting steel at prices that are lower than prevailing domestic prices, and sometimes at or below their cost of production. Excessive imports of steel into the United States, such as in recent years, have exerted, and may continue to exert, downward pressure on United States steel prices which negatively affects our ability to increase our sales, margins, and profitability. Furthermore anticipated additional domestic steel capacity could increase this global overcapacity. This overcapacity, in turn, may also adversely impact domestic demand for ferrous scrap and our ferrous metallics margins. United States steel producers compete with many foreign producers, including those in China, Vietnam and other Asian and European countries. Competition from foreign producers is typically strong and is periodically exacerbated by weakening of the economies of certain foreign steelmaking countries. A higher volume of steel exports to the United States tends to occur at depressed prices when steel producing countries experience periods of economic difficulty, decreased demand for steel products or excess capacity.

        The global steelmaking overcapacity is exacerbated by Chinese steel production capacity that far exceeds that country's current demand and has made China a major global exporter of steel. This combination of a slowdown in China's economic growth and steel consumption coupled with its own expansion of steelmaking capacity has resulted in a weakening of global steel pricing. Moreover, many Asian and European steel producers whose steel output previously fed China's steel import needs could redirect their steel into the United States market through increased steel imports, causing a further erosion of margins or negatively impacting our ability to increase our prices.

        In addition, we believe the downward pressure on, and periodically depressed levels of United States steel prices in recent years have been further exacerbated by imports of steel involving dumping and subsidy abuses by foreign steel producers. Some foreign steel producers are owned, controlled or subsidized by foreign governments. As a result, decisions by these producers with respect to their production, sales and pricing are sometimes influenced to a greater degree by political and economic policy considerations than by prevailing market conditions, realities of the marketplace or consideration of profit or loss. However, while some tariffs and quotas have recently been put into effect for certain steel products imported from a number of countries that have been found to have been unfairly pricing steel imports to the United States, there is no assurance that already imposed tariffs and quotas will remain in place or that new ones, even if justified, will be levied and even when imposed many of these are only short-lived. When such tariffs or duties expire or if others are further relaxed or repealed, or if relatively higher United States steel prices make it attractive for foreign steelmakers to export their steel products to the United States, despite the presence of duties or tariffs, the resurgence of substantial imports of foreign steel could create downward pressure on United States steel prices.

The continued global economic slowdown and the difficult conditions in the global industrial, capital and credit markets that have resulted, have adversely affected and may continue to adversely affect our industry, as well as the industries of many of our customers and suppliers upon whom we are dependent.

        Many of the markets in which our customers participate, such as construction, automotive, manufacturing, transportation, heavy and agriculture equipment, and pipe and tube (including OCTG) markets, are cyclical in nature and experience significant fluctuations in demand for our steel products based on economic conditions, consumer demand, raw material and energy costs, and decisions by our government to fund or not fund infrastructure projects such as highways, bridges, schools, energy plants, railroads and transportation facilities. Many of these factors are beyond our control. These markets are highly competitive, to a large extent driven by end-use markets, and may experience overcapacity, all of which may affect demand for and pricing of our products.

        A decline in consumer and business confidence and spending, together with reductions in the availability of credit or increased cost of credit, as well as volatility in the capital and credit markets, could adversely affect the business and economic environment in which we operate and the profitability of our business. We are also exposed to risks associated with the creditworthiness of our suppliers and customers. If the availability of credit to fund or support the continuation and expansion of our customers' business operations is curtailed or if the cost of that credit is increased the resulting inability of our customers or of their customers to access either credit or absorb the increased cost of that credit could adversely affect our business by reducing our sales or by increasing our exposure to losses from uncollectible customer accounts. A renewed disruption of the credit markets could also result in financial instability of some of our suppliers and customers. The consequences of such adverse effects could include the interruption of production at the facilities of our customers, the reduction, delay or cancellation of customer orders, delays or interruptions of the supply of raw materials we purchase, and bankruptcy of customers, suppliers or other creditors. Any of these events may adversely affect our profitability, cash flow, and financial condition.

Volatility and major fluctuations in scrap metal and pig iron prices and our potential inability to pass higher costs on to our customers may constrain operating levels and reduce profit margins.

        Steel producers require large amounts of raw materials, including scrap metal and scrap substitute products such as pig iron, pelletized iron and other supplies such as graphite electrodes and ferroalloys. Our principal raw material is scrap metal derived primarily from junked automobiles, industrial scrap, railroad cars, railroad track materials, agricultural machinery and demolition scrap from obsolete structures, containers and machines. The prices for scrap are subject to market forces largely beyond our control, including demand by United States and international steel producers, freight costs and speculation. The prices for scrap have varied significantly, may vary significantly in the future and do not necessarily fluctuate in tandem with the price of steel. Moreover, some of our integrated steel producer competitors are not as dependent as we are on scrap as a part of their raw material melt mix, which, during periods of high scrap costs relative to the cost of blast furnace iron used by the integrated producers, give them a raw material cost advantage over mini-mills. While our vertical integration into the metals recycling business, through our OmniSource operations, and into the ironmaking business, through our IDI facility, should enable us to continue being a cost-effective supplier to our own steelmaking operations, for some of our metallics requirements, we will still need to rely on other metallics and raw material suppliers, as well as upon general industry supply conditions for the balance of our needs.

        Purchase prices for auto bodies, scrap metal and scrap substitute products such as pig iron that we consume, and selling prices for scrap and recycled metals that we sell to third parties are volatile and beyond our control. While OmniSource attempts to respond to changing recycled metal selling prices through adjustments to its metal purchase prices, its ability to do so is limited by competitive and other market factors. Changing prices could potentially impact the volume of scrap metal available to us and the volume and realized margins of processed metals we sell.

        The availability and prices of raw materials may also be negatively affected by new laws and regulations, allocation by suppliers, interruptions in production, accidents or natural disasters, changes in exchange rates, global price fluctuations, and the availability and cost of transportation. If prices for ferrous metallics increase by a greater margin than corresponding price increases for the sale of our steel products, we may not be able to recoup such cost increases from increases in the selling prices of steel products. Conversely, depressed prices for ferrous scrap may constrain its supply, which may adversely affect our metals recycling operations and also the availability of certain grades of scrap for our steelmaking operations. Additionally, our inability to pass on all or any substantial part of any cost increases during periods of rapidly rising scrap prices, through scrap or other surcharges, or to provide for our customers' needs because of the potential unavailability of key raw materials or other inputs, may result in production curtailments or may otherwise have a material adverse effect on our business, financial condition, results of operations or prospects.

The cost and availability of electricity and natural gas are also subject to volatile market conditions.

        Steel producers like us consume large amounts of energy, inasmuch as mini-mills melt ferrous scrap in electric arc furnaces and use natural gas to reheat steel or steel billets for rolling into finished products. We rely on third parties for the supply of energy resources we consume in our steelmaking activities. The prices for and availability of electricity, natural gas, oil and other energy resources are also subject to volatile market conditions, often affected by weather conditions as well as political and economic factors beyond our control. As large consumers of electricity and gas, we must have dependable delivery in order to operate. Accordingly, we are at risk in the event of an energy disruption. Prolonged blackouts or brownouts or disruptions caused by natural disasters or by political considerations would substantially disrupt our production. In addition, a significant portion of our finished steel products are delivered by truck. Unforeseen fluctuations in the price of fuel attributable to fluctuations in crude oil prices would also have a negative impact on our costs or on the costs of many of our customers. In addition, changes in certain environmental regulations in the United States, including those that may impose output limitations or higher costs associated with climate change or greenhouse gas emissions legislation could substantially increase the cost of manufacturing and raw materials, such as energy, to us and other United States steel producers.

Fluctuations in the value of the United States dollar relative to other currencies may adversely affect our business.

        Fluctuations in the value of the dollar can be expected to affect our business. A strong United States dollar, such as was experienced recently, makes imported products less expensive, potentially resulting in more imports of steel products into the United States by our foreign competitors, while a weak United States dollar may have the opposite impact on imports.

Compliance with and changes in environmental and remediation requirements could result in substantially increased capital requirements and operating costs.

        Existing laws or regulations, as currently interpreted or as may be interpreted in the future, as well as future laws or regulations, may have a material adverse effect on our results of operations and financial condition.

        We are subject to comprehensive local, state, federal and international statutory and regulatory environmental requirements relating to, among other things:

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  the acceptance, storage, treatment, handling and disposal of solid and hazardous waste;

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  the discharge of materials into the air, including periodic changes to the National Ambient Air Quality Standards and to emission standards;

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  the management and treatment of wastewater and storm water;

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  the remediation of soil and groundwater contamination;

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  global climate change legislation or regulation;

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  the need for and the ability to timely obtain air, water or other operating permits;

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  the timely reporting of certain chemical usage, content, storage and releases;

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  the remediation and reclamation of land used for iron mining;

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  natural resource damages; and

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  the protection of our employees' health and safety.

        Compliance with environmental laws and regulations, which affect our steelmaking, metals recycling and ironmaking operations, is a significant factor in our business. We are required to obtain and comply with environmental permits and licenses, and failure to obtain or renew or the violation of any permit or license could result in substantial fines and penalties, suspension of operations and/or the closure of a subject facility. Similarly, delays, increased costs and/or the imposition of onerous conditions to the securing or renewal of operating permits could have a material adverse effect on these operations.

        Private parties might also bring claims against us under citizen suit provisions and/or for alleged property damage or personal injury resulting from the environmental impacts of our operations. Moreover, legal requirements change frequently, are subject to interpretation and have tended to become more stringent over time. Uncertainty regarding adequate pollution control levels, testing and sampling procedures, and new pollution control technology are factors that may increase our future compliance expenditures. We are unable to predict the ultimate cost of future compliance with these requirements or their effect on our operations. Although we work hard to be in substantial compliance with all applicable laws and regulations, legal requirements frequently change and are subject to interpretation. New laws, regulations and changing interpretations by regulatory authorities, together with uncertainty regarding adequate pollution control levels, testing and sampling procedures, and evolving pollution control technology are among the factors that may increase our future expenditures to comply with environmental requirements. The cost of complying with existing laws or regulations as currently interpreted or reinterpreted in the future, or with future laws or regulations, may have a material adverse effect on our results of operations and financial condition.

        Our manufacturing and metals recycling operations produce significant amounts of by-products, some of which are handled as solid or hazardous waste. For example, our mills generate electric arc furnace (EAF) dust, which the United States Environmental Protection Agency (United States EPA) and other regulatory authorities classify as hazardous waste and regulate accordingly.

        In addition, the primary feed materials for the shredders operated by our metals recycling operations include automobile hulks and obsolete household appliances. A portion of the feed materials consist of unrecyclable material known as shredder residue. If laws or regulations, the interpretation of the laws or regulations, or testing methods change with regard to EAF dust or shredder residue, we may incur significant additional expenditures.

        The Comprehensive Environmental Response, Compensation, and Liability Act (CERCLA) enables the United States EPA, state agencies and certain private parties to recover from owners, operators, generators and transporters the cost of investigation and cleanup of sites at which hazardous substances were disposed. In connection with CERCLA and analogous state laws, we may be required to clean up contamination discovered at our sites including contamination that may have been caused by former owners or operators of the sites, to conduct additional cleanup at sites that have already had some cleanup performed, and/or to perform cleanup with regard to sites formerly used in connection with our operations.

        In addition, we may be required to pay for, or to pay a portion of, the costs of cleanup at sites to which we sent materials for disposal or recycling, notwithstanding that the original disposal or recycling activity may have complied with all regulatory requirements then in effect. Pursuant to CERCLA, a party can be held jointly and severally liable for all of the cleanup costs associated with a disposal site. In practice, a liable party often splits the costs of cleanup with other potentially responsible parties. We have received notices from the United States EPA, state agencies and third parties that we have been identified as potentially responsible for the cost of investigating and cleaning up a number of disposal sites. In most cases, many other parties are also named as potentially responsible parties.

        Because CERCLA can be imposed retroactively on shipments that occurred many years ago, and because the United States EPA and state agencies are still discovering sites that pose a threat to public health or the environment, we can provide no assurance that we will not become liable for significant costs associated with investigation and remediation of CERCLA cleanup sites.

        CERCLA, including the Superfund Recycling Equity Act of 1999, limits the exposure of scrap metal recyclers for sales of certain recyclable material under certain circumstances. However, the recycling defense is subject to a number of limitations and may be found not to apply to all instances of recycling activity that we conduct.

Increased regulation associated with climate change and greenhouse gas emissions (GHG) could impose significant additional costs on both our steelmaking and metals recycling operations.

        The United States government or various governmental agencies may introduce additional regulatory changes in response to the potential impacts of climate change. International treaties or agreements may also result in increasing regulation of GHG emissions, including the introduction of carbon emissions trading mechanisms. Any such regulation regarding climate change and greenhouse gas, or GHG emissions, could impose significant costs on our steelmaking and metals recycling operations and on the operations of our customers and suppliers, including increased energy, capital equipment, environmental monitoring and reporting and other costs in order to comply with current or future laws or regulations concerning and limitations imposed on our operations by virtue of climate change and GHG emissions laws and regulations. Any adopted future climate change and greenhouse regulations could negatively impact our ability (and that of our customers and suppliers) to compete with companies situated in areas not subject to such limitations.

        From a medium and long-term perspective, we are likely to see an increase in costs relating to our assets that emit significant amounts of greenhouse gases as a result of these regulatory initiatives. These regulatory initiatives may impact our operations directly or through our suppliers or customers. Until the timing, scope and extent of any future regulation becomes known, we cannot predict the effect on our financial condition, operating performance and ability to compete.

Risks Related to our Business

Our senior secured credit facility ("Senior Secured Credit Facility") contains, and any future financing agreements may contain, restrictive covenants that may limit our flexibility.

        Restrictions and covenants in our existing debt agreements, including our Senior Secured Credit Facility, and any future financing agreements, may impair our ability to finance future operations or capital needs or to engage in other business activities. Specifically, these agreements may limit or restrict our ability to:

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  incur additional indebtedness;

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  pay dividends or make distributions with respect to our capital stock, in excess of certain amounts;

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  repurchase or redeem capital stock;

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  make some investments;

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  create liens on property;

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  make some capital expenditures;

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  enter into transactions with affiliates or related persons;

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  issue or sell stock of certain subsidiaries;

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  sell or transfer assets; and

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  enter into mergers, acquisitions or consolidations, or some joint ventures.

        A breach of any of the restrictions or covenants could cause a default under our Senior Secured Credit Facility, our senior notes, or our other debt. A significant portion of our indebtedness then may become immediately due and payable if the default is not remedied.

        Under our Senior Secured Credit Facility, we are required to maintain certain financial covenants tied to our leverage and profitability. Our ability to meet such covenants or other restrictions can be affected by events beyond our control. If a default were to occur, the lenders could elect to declare all amounts then outstanding to be immediately due and payable and terminate all commitments to extend further credit. If we are unable to repay those amounts, the lenders could proceed against the collateral granted to them to secure such indebtedness. We have pledged substantially all of our receivables and inventories and all shares of capital stock or other equity interests of our subsidiaries and intercompany debt held by us as collateral for our Senior Secured Credit Facility.

We may face significant price and other forms of competition from other steel producers, scrap processors and alternative materials, which could have a material adverse effect on our business, financial condition, results of operation, or prospects.

        The global markets in which steel companies and scrap processors conduct business are highly competitive and became even more so due to continued global economic slowdown and consolidations in the steel and scrap industries. Additionally, in many applications, steel competes with other materials, such as aluminum, cement, composites, plastics, carbon fiber, glass and wood. Increased use of alternative materials could decrease demand for steel and combined with increased competition could cause us to lose market share, increase expenditures or reduce pricing, any one of which could have a material adverse effect on our business, financial condition, results of operations or prospects. The global steel industry suffers from overcapacity, and that excess capacity intensifies price competition in some of our products. A decrease in the global demand for steel scrap, due to market or other conditions, generally causes a decrease in the price of scrap metals. A decrease in price could result in some scrap generators exiting the marketplace which could further decrease the availability of scrap. This shortage in availability of scrap could have a material adverse effect on both our steelmaking and our metals recycling operations and thus on our business, financial condition, results of operations or prospects.

We are subject to significant risks relating to changes in commodity prices and may not be able to effectively protect against these risks.

        We are exposed to commodity price risk during periods where we hold scrap metal inventory for processing or resale. Prices of commodities, including scrap, can be volatile due to numerous factors beyond our control. In an increasing price environment for raw materials, competitive conditions may limit our ability to pass on price increases to our consumers. In a decreasing price environment for processed scrap, we may not have the ability to fully recoup the cost of raw materials that we procure, process, and sell to our customers. In addition, new entrants into the market areas we serve could result in higher purchase prices for raw materials and lower margins from our scrap. We have not hedged positions in certain commodities where futures markets are not well established. Thus, our sales and inventory position will be vulnerable to adverse changes in commodity prices, which could materially adversely impact our operating and financial performance.

The profitability of our metals recycling operations depends, in part, on the availability of an adequate source of supply.

        We procure our scrap inventory from numerous sources. These suppliers generally are not bound by long-term contracts and have no obligation to sell recyclable metal to us. In periods of low industry prices, suppliers may elect to hold recyclable metal to wait for higher prices or intentionally slow their metal collection activities. If a substantial number of suppliers cease selling recyclable metal to us, we will be unable to recycle metal at desired levels and our results of operations and financial condition could be materially adversely affected. In addition, a slowdown of industrial production in the United States reduces the supply of industrial grades of metal to the metal recycling industry, resulting in our having less recyclable metal available to process and market.

We may face risks associated with the implementation of our growth strategy.

        Our growth strategy subjects us to various risks. As part of our growth strategy, we may expand existing facilities, enter into new product or process initiatives, acquire or build additional plants, acquire other businesses and assets, enter into joint ventures, or form strategic alliances that we believe will complement our existing business. These transactions will likely involve some or all of the following risks:

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  the risk of entering markets in which we have little experience;

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  the difficulty of competing for acquisitions and other growth opportunities with companies having materially greater financial resources than us;

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  the inability to realize anticipated synergies or other benefits expected from an acquisition;

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  the difficulty of integrating the new or acquired operations and personnel into our existing operations;

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  the potential disruption of ongoing operations;

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  the diversion of financial resources to new operations or acquired businesses;

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  the diversion of management attention from other business concerns to new operations or acquired businesses;

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  the loss of key employees and customers of acquired businesses;

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  the potential exposure to unknown liabilities;

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  the inability of management to maintain uniform standards, controls, procedures and policies;

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  the difficulty of managing the growth of a larger company;

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  the risk of becoming involved in labor, commercial, or regulatory disputes or litigation related to the new operations or acquired businesses;

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  the risk of becoming more highly leveraged;

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  the risk of contractual or operational liability to other venture participants or to third parties as a result of our participation;

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  the inability to work efficiently with joint venture or strategic alliance partners; and

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  the difficulties of terminating joint ventures or strategic alliances.

        These initiatives or transactions might be required for us to remain competitive, but we may not be able to complete any such transactions on favorable terms or obtain financing, if necessary. Future transactions may not improve our competitive position and business prospects as anticipated, and if they do not, our sales and earnings may be significantly reduced.

Impairment charges could adversely affect our results of operations.

        Occasionally, assumptions that we have made regarding products or businesses we have acquired or sought to develop about the sustainability of markets we sought to exploit, or about industry conditions that underlay our decision making when we elected to capitalize a venture turn out differently than anticipated. In such instances, the fair value of such assets may fall below their carrying value recorded on our balance sheet.

        Accordingly, we periodically test goodwill, intangible assets and long-lived assets to determine whether their estimated fair value is in fact less than their value recorded on our balance sheet. If we determine that the fair value of any of these assets, from whatever cause, is less than the value recorded on our balance sheet, we are required to incur non-cash asset impairment charges, such as those recorded in current and past years, that adversely affect our results of operations. There can be no assurances that continued market dynamics or other factors may not result in future impairment charges.

We are subject to litigation and legal compliance risks which could adversely affect our financial condition, results of operations and liquidity.

        We are involved from time to time in various routine litigation matters, including administrative proceedings, regulatory proceedings, governmental investigations, environmental matters, and commercial and construction contract disputes, none of which at the present time are expected to have a material impact on our financial conditions, results of operations or liquidity. For additional information regarding legal proceedings please refer to Item 3—Legal Proceedings in our Annual Report (Form 10-K) for our fiscal year ended December 31, 2016 and Part II, Item 1—Legal

Proceedings in our Quarterly Reports (Form 10-Q) for our fiscal quarters ended March 31, 2017, June 30, 2017 and September 30, 2017.

        In addition to risks associated with our environmental and other regulatory compliance, our international operations are subject to complex foreign and United States laws and regulations, including the Foreign Corrupt Practices Act, regulations related to import-export controls, the Office of Foreign Assets Control, and other laws and regulations, each of which may increase our cost of doing business and expose us to increased risk.

Unexpected equipment downtime or shutdowns could adversely affect our business, financial condition, results of operations and prospects.

        Interruptions in our production capabilities could adversely affect our production costs, products available for sale and earnings during the affected period. In addition to equipment failures, our facilities are also subject to the risk of catastrophic loss due to unanticipated events such as fires, explosions or violent weather conditions. Our manufacturing processes are dependent upon critical pieces of steelmaking equipment, such as our furnaces, continuous casters and rolling equipment, as well as electrical equipment, such as transformers. This equipment may, on occasion, be out of service as a result of unanticipated failures or other events. We have experienced and may in the future experience plant shutdowns or periods of reduced production as a result of such equipment failures or other events. These disruptions could have an adverse effect on our operations, customer service levels, financial results and prospects.

We have incurred, and may incur in the future, costs to idle facilities, idled facility carrying costs, or increased costs to resume production at idled facilities.

        Due to a significant and sustained decline in global pig iron pricing, which resulted in the cost of iron nugget production being higher than product selling values, we indefinitely idled our Minnesota ironmaking operations in May 2015. We incurred approximately $34.8 million (inclusive of noncontrolling interest of $5.1 million) of expenses related to the idling, including $21.0 million of non-cash inventory valuation adjustments in the second quarter of 2015. We continue to incur minor ongoing carrying costs related to these idled facilities and, should we in the future resume production, we would incur further costs related to preparing the Minnesota ironmaking operations for operation, performing any required repairs and maintenance, and training employees.

        Should economic or market conditions dictate, we may in the future idle additional facilities, which may require us to incur additional idling and carrying costs related to those facilities, as well as further increased costs should production be resumed at any idled facility, which could have an adverse effect on our financial results and results of operations.

We may face risks to the security of our information technology.

        Increased global information technology security requirements, vulnerabilities, threats and a rise in sophisticated and targeted cybercrime pose a risk to the security of our systems, our information networks, and to the confidentiality, availability and integrity of our data, as well as to the functionality of our automated and electronically controlled manufacturing operating systems. Although we have adopted procedures and controls to protect our information and operating technology, including sensitive proprietary information and confidential and personal data, there can be no assurance that a system or network failure, or security breach, will be prevented. This could lead to system interruption, production delays or downtimes and operational disruptions, the disclosure, modification or destruction of proprietary and other key information, which could have an adverse effect on our reputation, financial results and results of operations.

Governmental agencies may refuse to grant or renew some of our licenses and permits.

        We must receive licenses, air, water and other permits and approvals from state and local governments to conduct certain of our operations or to develop or acquire new facilities. Governmental agencies sometimes resist the establishment of certain types of facilities in their communities, including scrap metal collection and processing facilities. There can be no assurance that future approvals, licenses and permits will be granted or that we will be able to maintain and renew the approvals, licenses and permits we currently hold. Failure to do so could have a material adverse effect on our results of operations and financial condition.

Risks Related to the Exchange Notes and our Indebtedness

We may not have sufficient cash flow to make payments on the Notes and our other debt.

        At September 30, 2017, we had $2.6 billion of consolidated indebtedness outstanding, including $42 million of secured indebtedness, all of which would be effectively senior to the Notes to the extent of the value of the assets securing such indebtedness. In addition, we would have had $1.2 billion of availability under the revolving portion of our Senior Secured Credit Facility (excluding $11.9 million of undrawn letters of credit and other obligations) which reduces availability, subject to certain conditions, including satisfaction of specified financial covenants.

        Our ability to pay principal and interest on the Notes and our other debt and to fund our planned capital expenditures depends on our future operating performance. Our future operating performance is subject to a number of risks and uncertainties that are often beyond our control, including general economic conditions and financial, competitive, regulatory and environmental factors. For a discussion of some of these risks and uncertainties, see "—Risks Related to our Industry" and "—Risks Related to our Business." Consequently, we cannot assure you that we will have sufficient cash flow to meet our liquidity needs, including making payments on our indebtedness.

        If our cash flow and capital resources are insufficient to allow us to make scheduled payments on the Notes or our other debt, we may have to sell assets, seek additional capital or restructure or refinance our debt. We cannot assure you that the terms of our debt will allow for these alternative measures or that such measures would satisfy our scheduled debt service obligations.

        If we cannot make scheduled payments on our debt:

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  our debt holders could declare all outstanding principal and interest to be due and payable;

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  the lenders under our Senior Secured Credit Facility could terminate their commitments and commence foreclosure proceedings against our assets;

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  we could be forced into bankruptcy or liquidation; and

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  you could lose all or part of your investment in the Notes.

        The amount of our indebtedness may limit our financial and operating flexibility. For example, it could:

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  make it more difficult to satisfy our obligations with respect to our debt, including the Notes;

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  limit our ability to obtain additional financing for working capital, capital expenditures, acquisitions or general corporate purposes;

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  require us to dedicate a substantial portion of our cash flow from operations to payments on our debt, reducing our ability to use these funds for other purposes;

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  limit our ability to adjust rapidly to changing market conditions; and

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  increase our vulnerability to downturns in general economic conditions or in our business.

Despite the level of our indebtedness, we may still incur significantly more debt, which could further increase the risks described above.

        The terms of our Senior Secured Credit Facility limit but do not prohibit us or our subsidiaries from incurring additional indebtedness in the future. Moreover, the terms of the Exchange Notes and the indentures governing our existing notes, including the Old Notes, do not limit our ability to incur additional unsecured indebtedness. If new indebtedness is added to our and our subsidiaries' current debt levels, the related risks that we and they now face could intensify, and we may not be able to meet all our debt obligations, including repayment of the Exchange Notes, in whole or in part. Subject to certain limitations, any additional debt could also be secured or incurred by our non-guarantor subsidiaries which could increase the risks described above.

Your right to receive payments on the Exchange Notes is effectively subordinated to the rights of our and the Subsidiary Guarantors' existing and future secured creditors. Further, your right to receive payments on the Exchange Notes is effectively subordinated to all our non-guarantor subsidiaries' existing and future indebtedness.

        Our obligations under the Old Notes and the Exchange Notes are unsecured. Holders of our secured indebtedness, including indebtedness under our Senior Secured Credit Facility (except during a Collateral Suspension), and the secured indebtedness of our subsidiaries that guarantee the Notes will have claims that are before your claims as holders of the Notes to the extent of the value of the assets securing that other indebtedness. In the event of any distribution or payment of our assets in any foreclosure, dissolution, winding up, liquidation, reorganization, or other bankruptcy proceeding, holders of our secured indebtedness will have a prior claim to our assets that constitute their collateral. Holders of the Notes will participate ratably with all holders of our unsecured indebtedness that is deemed to be of the same class as the Notes, and potentially with all of our other general creditors, based upon the respective amounts owed to each holder or creditor, in our remaining assets. In any of the foregoing events, we cannot assure you that there will be sufficient assets to pay amounts due on the Notes. As a result, holders of the Notes may receive less, ratably, than holders of secured indebtedness. As of September 30, 2017, we had $42 million of secured indebtedness. In addition, we would have had $1.2 billion of borrowing availability under our revolving credit facility, subject to certain conditions, including satisfaction of specified financial covenants, reduced by $11.9 million of undrawn letters of credit and other obligations, all of which would be secured if drawn.

        Additionally, some but not all of our subsidiaries will guarantee the Notes. In the event of a bankruptcy, liquidation or reorganization of any of our non-guarantor subsidiaries, holders of their indebtedness and their trade creditors will generally be entitled to payment of their claims from the assets of those subsidiaries before any assets are made available for distribution to us. As of September 30, 2017, our subsidiaries that will not Guarantee the Notes had assets of $377.2 million, or 5.4% of our total assets, and liabilities of $181.3 million (excluding intercompany liabilities), or 4.6% of our total liabilities. For more information on our subsidiaries that will not Guarantee the Notes, please see footnote (10) to our unaudited consolidated financial statements included in our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2017.

We may be prohibited from repurchasing, and may be unable to repurchase, the Notes upon a change of control, which would cause defaults under the indenture for the Notes or possibly any of our debt or financing agreements that may be in effect at the time of the change of control.

        If we experience a change of control as that term is defined in the indenture governing the Notes, we will be required to make an offer to repurchase all of the Notes at a purchase price equal to 101% of their principal amount, plus accrued and unpaid interest, if any, to the date of payment. We cannot assure you that we will have sufficient funds or be able to arrange for additional financing to repurchase the Notes following such a change of control. In addition, we cannot assure you that a repurchase of the Notes following such a change in control would be permitted pursuant to any of our debt or financing agreements that would be in effect at the time of such change in control, which could cause our other indebtedness to be accelerated. If such indebtedness were to be accelerated, we may not have sufficient funds to repurchase the Notes and repay such indebtedness.

An active trading market for the Notes may not develop.

        The Notes are a new issue of securities for which there is currently no trading market. Any trading of the Notes may be at a discount from their initial offering price, depending on prevailing interest rates, the market for similar securities, our performance and other factors. In addition, we do not know whether an active trading market will develop for the Notes. To the extent that an active trading market does not develop, the liquidity and trading prices for the Notes may be harmed. We do not intend to apply for the Notes to be listed on any securities exchange or to arrange for the Notes to be quoted on any interdealer quotation system. The initial purchasers have advised us that they currently intend to make a market in the Notes. However, they are not obligated to do so, and they may discontinue any market making with respect to the Notes at any time, for any reason or for no reason, without notice. If the initial purchasers cease to act as market makers for the Notes, we cannot assure you another firm or person will make a market in the Notes. The liquidity of any market for the Notes will depend upon the number of holders of the Notes, our results of operations and financial condition, the market for similar securities, the interest of securities dealers in making a market in the Notes and other factors. An active or liquid trading market for the Notes may not develop.

Fraudulent conveyance laws could void the Guarantees of the Notes.

        Under U.S. bankruptcy law and comparable provisions of state fraudulent transfer laws, a guarantee could be voided, or claims in respect of a guarantee could be subordinated to all other debts of that guarantor if, among other things, the guarantor, at the time it incurred the indebtedness evidenced by its guarantee, either: (i) intended to hinder, delay or defraud any present or future creditor; or (ii) received less than reasonably equivalent value or fair consideration for the incurrence of the guarantee and (a) was insolvent or rendered insolvent by reason of the incurrence of the guarantee, (b) was engaged in a business or transaction for which the guarantor's remaining assets constituted unreasonably small capital, or (c) intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they mature. Moreover, any payments made by a Subsidiary Guarantor pursuant to its guarantee could be voided and required to be returned to the Subsidiary Guarantor, or to a fund for the benefit of the creditors of the subsidiary guarantor. To the extent that any guarantee is voided as a fraudulent conveyance, the claims of holders of the Notes with respect to such guarantee could be materially adversely affected.

        In addition, a legal challenge of a guarantee on fraudulent conveyance grounds will focus on, among other things, the benefits, if any, realized by the relevant Subsidiary Guarantor as a result of the issuance of the Notes. The measures of insolvency for purposes of these fraudulent transfer laws will vary depending upon the governing law. Generally, however, a Subsidiary Guarantor would be considered insolvent if:

  •
  the sum of its debts, including contingent liabilities, were greater than the fair saleable value of all of its assets; or

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  the present fair saleable value of its assets were less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

  •
  it could not pay its debts as they become due.

        The indenture that will govern the Notes will contain a "savings clause" intended to limit each subsidiary guarantor's liability under its guarantee to the maximum amount that it could incur without causing the guarantee to be a fraudulent transfer under applicable law. We cannot assure you that this provision will be upheld as intended.

Any decline in our corporate credit ratings or the rating of the Notes could adversely affect the value of the Notes.

        Any decline in the ratings of our corporate credit or the Notes or any indications from the rating agencies that their ratings on our corporate credit or the Notes are under surveillance or review with possible negative implications could adversely affect the value of the Notes. In addition, a ratings downgrade could adversely affect our ability to access capital.

Risks Relating to the Exchange Offer

If you do not properly tender your unregistered Old Notes, your ability to transfer such outstanding unregistered Old Notes will be adversely affected.

        We will only issue Exchange Notes in exchange for unregistered Old Notes that are timely received by the Exchange Agent, together with all required documents, including a properly completed and signed letter of transmittal or electronic transfer into the DTC. Therefore, you should allow sufficient time to ensure timely delivery of the unregistered Old Notes and you should carefully follow the instructions on how to tender your unregistered Old Notes. None of us, the Subsidiary Guarantors or the Exchange Agent are required to tell you of any defects or irregularities with respect to your tender of the unregistered Old Notes. If you do not tender your unregistered Old Notes or if your tender of unregistered Old Notes is not accepted because you did not tender them properly, then, after consummation of the Exchange, you will continue to hold Old Notes that are subject to the existing transfer restrictions. After the Exchange is consummated, if you continue to hold any unregistered Notes, you may have difficulty selling them because there will be fewer unregistered Old Notes remaining and the market for them, if any, will be much more limited than it is currently. In particular, the trading market for unexchanged unregistered Old Notes could become even more limited than the existing market for the unregistered Old Notes and could cease to exist altogether due to the reduction in the amount of the unregistered Old Notes remaining upon consummation of the Exchange.

If you are a broker-dealer or participating in a distribution of the Exchange Notes, you may be required to deliver prospectuses and comply with other requirements.

        If you tender your unregistered notes for the purpose of participating in a distribution of the Exchange Notes, you will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the Exchange Notes. If you are a broker-dealer that receives Exchange Notes for your own account in exchange for unregistered Old Notes that you acquired as a result of market-making activities or any other trading activities, you will be required to acknowledge that you will deliver a prospectus in connection with any resale of such Exchange Notes.

SUMMARY OF THE TERMS OF THE EXCHANGE

        On September 13, 2017, we issued $350.0 million aggregate principal amount of unregistered 4.125% notes due 2025 (the "Old Notes"). The unregistered Old Notes are fully and unconditionally guaranteed, on a joint and several basis, as to payment of principal and interest, by each of the Subsidiary Guarantors (except as limited as described under "Description of the Exchange Notes," below). On the same day, we and the initial purchasers of the unregistered Old Notes entered into a registration rights agreement in which we agreed that you, as a holder of unregistered notes, would be entitled to exchange your unregistered notes for Exchange Notes registered under the Securities Act. This Exchange Offer is intended to satisfy these rights. After the Exchange Offer is completed, you will no longer be entitled to any registration rights with respect to the Old Notes. The Exchange Notes will be our obligation and will be entitled to the benefits of the indenture relating to the Old Notes. The form and terms of the Exchange Notes are identical in all material respects to the form and terms of the unregistered Old Notes, except that:

  •
  The Exchange Notes have been registered under the Securities Act and, therefore, will contain no transfer restrictions or restrictive legends;

  •
  Holders of the Exchange Notes will not have registration rights; and

  •
  Holders of the Exchange Notes will not have rights to additional interest.

    For additional information on the terms of this exchange offer, see "The Exchange Offer."

        For a more detailed description of the Exchange Notes, see "Description of the Exchange Notes."

Exchange Notes	We are offering to exchange the Exchange Notes—specifically, up to $350.0 million aggregate principal amount of our 4.125% Senior Notes due September 15, 2025 that have been registered under the Securities Act for an equal face amount of our outstanding Old Notes—specifically, our unregistered 4.125% Senior Notes due September 15, 2025.
Expiration Date	This Exchange Offer will expire at 5:00 p.m., New York City time, on January 24, 2018, unless extended. We do not currently plan to extend the Expiration Date.
Withdrawal Rights

A tender of outstanding Old Notes may be withdrawn at any time prior to 5:00 p.m. New York time, on the Expiration Date. Any Old Notes not accepted for exchange for any reason will be returned without expense to the tendering holder, promptly after the expiration or termination of the Exchange Offer.

Resales of the Exchange Notes

Based on an interpretation by the staff of the SEC, set forth in no-action letters issued to various third parties unrelated to us, we believe that Exchange Notes to be issued in the Exchange in exchange for the Old Notes may be offered for resale, resold and otherwise transferred by you without compliance with the registration and prospectus delivery provisions of the Securities Act, if you meet the following conditions:

• the Exchange Notes are acquired by you in the ordinary course of your business;

•

you are not engaged in or participating, do not intend to engage in or participate and have no arrangement or understanding with any person to engage in or participate in a distribution of the Exchange Notes; and

•

you are not our affiliate, as that term is defined in Rule 405 under the Securities Act, or, if you are such an affiliate, you will comply with the registration and prospectus delivery requirements of the Securities Act, to the extent applicable.

• if you are a broker-dealer, you have not entered into any arrangement or understanding with us or any of our "affiliates" to distribute the exchange notes; and
• you are not acting on behalf of any person or entity that could not truthfully make these representations.

In addition, each participating broker-dealer that receives Exchange Notes for its own account in exchange for Old Notes pursuant to the Exchange, that were acquired by that broker-dealer as a result of market-making activities or other trading activities must agree to deliver a prospectus meeting the requirements of the Securities Act in connection with any resales of the Exchange Notes. See "Plan of Distribution."

If you are a holder of Old Notes, including any broker-dealer, and you are an affiliate of Steel Dynamics, Inc., did not acquire the Exchange Notes in the ordinary course of your business, or you wish to tender your Old Notes in the Exchange with the intention of participating, or for the purpose of participating in a distribution of the Exchange Notes, you cannot rely on the position of the staff of the SEC enunciated in Exxon Capital Holdings Corporation, Morgan Stanley & Co. Incorporated or similar no-action letters and, absent an available exemption, must comply with the registration and prospectus delivery requirements of the Securities Act in connection with the resale of the Exchange Notes.

Certain Conditions to the Exchange

The Exchange is subject to customary conditions, which we may waive. We will not be required to accept for exchange any Old Notes, and may amend or terminate the Exchange Offer if any of the following conditions or events occurs:

• the Exchange Offer or the making of any exchange by a holder of Old Notes violates applicable law or any applicable interpretation of the staff of the SEC;
• any action or proceeding shall have been instituted with respect to the Exchange Offer which, in our reasonable judgment, would impair our ability to proceed with the Exchange Offer; or
• any laws, rules or regulations or applicable interpretations of the staff of the SEC are issued or promulgated which, in our good faith determination, do not permit us to effect the Exchange Offer.

We will promptly give oral or written notice of any non-acceptance of the unregistered Old Notes or of any amendment to or termination of the Exchange Offer to the registered holders of the unregistered Old Notes. We reserve the right to waive any conditions of the Exchange Offer.

Please read the section captioned "Terms of the Exchange—Certain Conditions to the Exchange" for more information regarding the conditions to the Exchange.
Effects on Holders of Outstanding Old Notes

As a result of the making of, and upon acceptance for exchange of all validly tendered outstanding Old Notes pursuant to the terms of, the Exchange, we will have fulfilled a covenant in the Registration Rights Agreement and, accordingly, there will thereafter be no increase in the interest rate on the Old Notes as described in the Registration Rights Agreement. If you are a holder of Old Notes and you do not tender your Old Notes in the Exchange, you will continue to hold the Old Notes and will be entitled to all the rights and limitations applicable to the Old Notes in the Indenture relating to the Notes, except for any rights under the Registration Rights Agreement that by their terms terminate upon the consummation of the Exchange.

Consequences of Failure to Exchange

If you do not exchange your Old Notes for Exchange Notes, you will continue to hold your outstanding Old Notes and will be entitled to all the rights and subject to all the limitations applicable to the Old Notes in the Indenture relating to the Old Notes, except that you will no longer be able to obligate us to register your Old Notes under the Securities Act. In that event, you will not be able to resell, offer to resell or otherwise transfer your Old Notes unless they are registered under the Securities Act or unless you resell, offer to resell or otherwise transfer them under an exemption from the registration requirements of, or in a transaction not subject to, the Securities Act and applicable state securities laws. Other than in connection with this Exchange, we do not currently anticipate that we will register the Old Notes under the Securities Act. The Old Notes, to the extent not tendered hereunder, will, however, continue to bear interest at the same rate as the Exchange Notes. Holders of Exchange Notes, after the tender, will receive the same accrued interest payments they would have received had they not accepted the Exchange Offer.

Procedures for Tendering Old Notes	If you wish to participate in an Exchange Offer, you must either:

•

Transmit a properly completed and signed letter of transmittal, and all other documents required by the letter of transmittal, to the Exchange Agent at the address set forth in the letter of transmittal. These materials must be received by the Exchange Agent before 5:00 p.m., New York City time, on January 24, 2018, the expiration date of the Exchange Offer. You must also provide physical delivery of your unregistered Old Notes to the Exchange Agent's address as set forth in the letter of transmittal; or

•

If you hold Old Notes through DTC and wish to participate in the Exchange, you may effect a tender of unregistered Old Notes electronically by book-entry transfer into the Exchange Agent's account at DTC. You must also comply with the Automated Tender Offer Program procedures prescribed by DTC, by the terms of which you will agree to be bound by the letter of transmittal.

Tax Considerations

The exchange of Old Notes for Exchange Notes in the Exchange will not be a taxable event for U.S. federal income tax purposes. The Exchange will not result in taxable income, gain or loss being recognized by you or by us. Immediately after the Exchange, you will continue to have the same adjusted basis and holding period in each Exchange Note received as you had immediately prior to the Exchange in the corresponding Old Note surrendered. See "Tax Considerations."

Use of Proceeds	We will not receive any cash proceeds from the issuance of Exchange Notes pursuant to the Exchange.
Exchange Agent	Wells Fargo Bank, National Association is the Exchange Agent for the Exchange. The address and telephone number of the Exchange Agent are:
Regular Mail, Registered or Certified Mail, or Air Courier: Wells Fargo Bank , N.A. Corporate Trust Operations MAC N9300-070 600 South Fourth Street Minneapolis, MN 55415
Or By Facsimile Transmission: (612) 667-6282 Telephone: (800) 344-5128
Purpose of the Exchange Offer

The Exchange Notes are being offered to satisfy our obligations under the Registration Rights Agreement entered into with the initial purchasers of the Old Notes at the time the Old Notes were issued and sold.

Delivery

You must also deliver the Old Notes and any other required documents to the Exchange Agent at the address set forth above. If you hold Old Notes through DTC and wish to participate in the Exchange, you must comply with the Automated Tender Offer Program procedures of DTC, by which you will agree to be bound by the letter of transmittal. By signing or agreeing to be bound by the letter of transmittal, you will represent to us that, among other things:

• any Exchange Notes you receive will be acquired in the ordinary course of your business;
• you have no arrangement or understanding with any person or entity to participate in a distribution of the Exchange Notes;

•

if you are a broker-dealer that will receive Exchange Notes for your own account in exchange for Old Notes that were acquired as a result of market-making activities or other trading activities, that you will deliver a prospectus, as required by law, in connection with any resale of those Exchange Notes; and

•

you are not our "affiliate," as defined in Rule 405 of the Securities Act, or, if you are an affiliate, you will comply with any applicable registration and prospectus delivery requirements of the Securities Act.

Special Procedures for Beneficial Owners

If you are the beneficial owner of Old Notes registered in the name of a broker, dealer, commercial bank, trust company or other nominee, and you wish to tender your Old Notes, you should promptly contact the person in whose name your Old Notes are registered and instruct that person to tender on your behalf. If you wish to tender on your own behalf, you must, prior to completing and executing the letter of transmittal and delivering your Old Notes, either make appropriate arrangements to register ownership of the Old Notes in your name or obtain a properly completed bond power from the person in whose name your Old Notes are registered. The transfer of registered ownership may take considerable time. See "Terms of Exchange—Procedures for Tendering—Procedures Applicable to All Holders."

Guaranteed Delivery Procedures

If you wish to tender your Old Notes and your Old Notes are not immediately available, or you cannot deliver your Old Notes with the accompanying letter of transmittal or any other documents required by the accompanying letter of transmittal, or you cannot comply with the applicable procedures under DTC's Automated Tender Offer Program before 5:00 p.m. New York City time on the Expiration Date, you must tender your Old Notes according to the guaranteed delivery procedures set forth in this Prospectus under "Terms of the Exchange—Guaranteed Delivery Procedures."

        Please see "Terms of the Exchange" for more detailed instructions on how to obtain Exchange Notes for your Old Notes.

SUMMARY OF THE TERMS OF THE EXCHANGE NOTES

        The following is a brief summary of some of the basic information about the Exchange Notes and is not intended to be complete. The "Description of the Exchange Notes" section of this Prospectus contains a more detailed description of the terms and conditions of the Exchange Notes.

        In the Exchange you are entitled to exchange your Old Notes for Exchange Notes, which are identical in all material respects to the Old Notes except that:

  •
  the Exchange Notes have been registered under the Securities Act and will be freely tradable by persons who are not affiliated with us;

  •
  the Exchange Notes are not entitled to the registration rights that are applicable to the Old Notes under the Registration Rights Agreement; and

  •
  our obligation to pay additional interest on the Old Notes if the Exchange is not consummated by the date that is 366 days after the Closing Date of September 13, 2017, does not apply to the Exchange Notes.

Issuer	Steel Dynamics, Inc.
Exchange Notes Offered	$350,000,000 aggregate principal amount of 4.125% Senior Notes due 2025.
Maturity	The Exchange Notes mature September 15, 2025.
Interest Rate	The Exchange Notes pay interest at 4.125% per annum payable in cash.
Interest Payment Dates	Interest is payable on the Exchange Notes on March 15 and September 15 of each year.
Guarantees

The Exchange Notes are guaranteed on a senior unsecured basis by Jackson Iron & Metal Company, Inc.; Marshall Steel, Inc.; New Millennium Building Systems, LLC; OmniSource, LLC (f/k/a OmniSource Corporation); OmniSource Limited, LLC (f/k/a OmniSource, LLC); OmniSource Southeast, LLC; OmniSource Transport, LLC; Roanoke Electric Steel Corporation; Steel Dynamics Sales North America, Inc.; Steel Dynamics Columbus, LLC; Steel Dynamics Enterprises, Inc.; Steel of West Virginia, Inc.; Steel Ventures, Inc.; Superior Aluminum Alloys, LLC; SWVA, Inc.; and The Techs Industries, Inc.

Optional Redemption

The Exchange Notes will be redeemable at any time on or after September 15, 2020, at the redemption prices set forth in this Prospectus, plus accrued and unpaid interest, if any, up to but not including the date of redemption.

In addition, at any time before September 15, 2020, we may redeem up to 35% of the aggregate principal amount outstanding of the Exchange Notes with the net cash proceeds from sales of our common stock at a redemption price equal to 104.125% of their principal amount, plus accrued and unpaid interest, if any, to the redemption date.

At any time prior to September 15, 2020, we may redeem some or all of the Exchange Notes by paying a "make-whole" premium. See "Description of the Exchange Notes—Optional Redemption."

Issuer	Steel Dynamics, Inc.
Change of Control

Upon the occurrence of a change of control (as defined under "Description of the Exchange Notes"), we will be required to make an offer to purchase the Notes. The purchase price will equal 101% of the principal amount of the Notes on the date of purchase, plus accrued and unpaid interest, if any, to the date of purchase. See "Description of the Exchange Notes—Repurchase of Notes Upon a Change of Control."

Certain Covenants

We issued the Old Notes, and will issue the Exchange Notes, under an Indenture with Wells Fargo Bank, National Association, as trustee. The Indenture, among other things, limits our ability and the ability of our Significant Subsidiaries (as defined under "Description of the Exchange Notes") to:

• engage in sale-leaseback transactions;
• create liens; and
• engage in a merger, sale or consolidation.
These covenants are subject to important exceptions and qualifications, which are described under the heading "Description of the Exchange Notes—Certain Covenants" in this Prospectus.
Use of Proceeds	We will not receive any cash proceeds upon the completion of the Exchange.
Further Issuances	We may from time to time, without notice to or the consent of the holders of Exchange Notes, create and issue additional Notes ranking equally and ratably with the Exchange Notes.
Form of Exchange Notes

The Exchange Notes to be issued in the Exchange will be represented by one or more global securities deposited with the Trustee for the benefit of DTC. You will not receive Exchange Notes in certificated form. Instead, beneficial interests in the Exchange Notes to be issued in the Exchange will be shown on, and a transfer of these interests will be effected only through, records maintained in book entry form by DTC with respect to its participants.

Amendments and Waivers	Except for specified amendments, the Indenture may be amended with the consent of the holders of a majority of the principal amount of the Notes then outstanding.
Absence of a Public Market for the Exchange Notes

The Exchange Notes generally will be freely transferable but will also be new securities for which there will not initially be a market. It is not certain whether a market for the Exchange Notes will develop or whether any such market would provide a significant degree of liquidity. We do not intend to apply for a listing of the Exchange Notes on any domestic securities exchange or seek approval for quotation through any automated quotation system.

USE OF PROCEEDS

        We will not receive any proceeds from the exchange of the Old Notes in this Exchange. In consideration for issuing the Exchange Notes as contemplated by this Prospectus, we will receive in exchange a like principal amount of Old Notes. The Old Notes surrendered in exchange for the Exchange Notes will be retired and canceled and cannot be reissued. Accordingly, issuance of the Exchange Notes will not result in any change in our capitalization.

 RATIO OF EARNINGS TO FIXED CHARGES

        The following table sets forth our ratio of earnings to fixed charges for the periods indicated (dollars in thousands). This ratio shows the extent to which our business generates enough earnings, after the payment of all expenses, other than interest, to make required interest payments on our debt.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(DOLLARS IN THOUSANDS)

	Years Ended December 31,					Nine Months Ended September 30,
	2016(1)	2015	2014(3)	2013	2012	2017	2016
Interest expense, including amortization of debt issuance costs	$146,037	$153,950	$137,263	$127,728	158,585	$102,020	$109,888
Capitalized interest	2,497	457	2,471	4,592	1,394	1,311	1,626

Fixed charges (a)	148,534	154,407	139,734	132,320	159,979	103,331	111,514
Income before taxes and before adjustment for noncontrolling interests	564,133	(242,117)	164,803	262,830	204,066	773,883	561,313
Amortization of capitalized interest	6,793	7,194	7,194	6,832	6,778	4,639	5,189
Less capitalized interest	(2,497)	(457)	(2,471)	(4,592)	(1,394)	(1,311)	(1,626)

Adjusted earnings (losses) (b)	$716,963	$(80,973)	$309,260	$397,390	$369,429	$880,542	$676,390

Ratio of earnings (losses) to fixed charges (b) / (a)	4.83x	Note(2)	2.21x	3.00x	2.31x	8.52x	6.07x

Earnings shortfall (2)		$(235,382)

(1)
Adjusted earnings in 2016 of $717.0 million include $132.8 million of pretax non-cash asset impairment charges related to our Minnesota ironmaking and Metal Recycling assets. Without the impact of these non-cash asset impairment charges, 2016 adjusted earnings would increase from $717.0 million to $849.8 million, resulting in a ratio of earnings to fixed charges of 5.72x.

(2)
Adjusted losses in 2015 are not sufficient to cover fixed charges by $235.4 million. Adjusted losses in 2015 include $428.5 million of pretax non-cash impairment charges related to OmniSource goodwill, trade name, property and plant, and other assets. Without the impact of these non-cash impairment charges, 2015 would reflect adjusted earnings of $347.5 million and a ratio of earnings to fixed charges of 2.20x.

(3)
Adjusted earnings in 2014 include $260.0 million of pretax non-cash asset impairment charges related to Minnesota ironmaking operations property, plant, and equipment. Without the impact of these non-cash asset impairment charges, 2014 adjusted earnings would be $569.3 million, resulting in a ratio of earnings to fixed charges of 4.07x.

        For purposes of calculating our ratio of earnings to fixed charges, earnings consist of earnings from continuing operations before income taxes, extraordinary items and before adjustment for noncontrolling interests, adjusted for the portion of fixed charges deducted from the earnings, plus amortization of capitalized interest. Fixed charges consist of interest on all indebtedness, including capitalized interest, and amortization of debt issuances costs.

 SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OPERATING DATA

        The following table presents our selected historical consolidated financial and operating data as of and for the years ended December 31, 2016, 2015, 2014, 2013, and 2012. The selected consolidated operating, other financial and balance sheet data as of and for the years ended December 31, 2016 and 2015 has been derived from our audited consolidated financial statements and related notes, which are incorporated by reference herein. The selected consolidated operating, other financial and balance sheet data as of and for the years ended December 31, 2014, 2013 and 2012 has been derived from audited consolidated financial statements not included or incorporated by reference herein. The selected historical financial and other operating information as of and for the periods ended September 30, 2017 and 2016 is derived from our unaudited consolidated financial statements for the nine months ended September 30, 2017 incorporated by reference herein. Our unaudited consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements and, in our opinion, reflect all adjustments, consisting only of normal and recurring adjustments, necessary for a fair presentation of such financial statements in all material respects. The results for any interim period are not necessarily indicative of the results that may be expected for a full year or any future period. You should read the following data in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and notes, certain of which are incorporated by reference herein.

        You should also read the following information in conjunction with the data in the table on the following page:

  •
  In the fourth quarter of 2016, we recorded non-cash asset impairment charges associated with the company's Minnesota ironmaking operations and certain OmniSource assets, which reduced 2016 operating and pretax income by $132.8 million, net income by $89.5 million, net income attributable to Steel Dynamics, Inc. by $76.4 million, and basic and diluted earnings per share by $0.31.

  •
  In the fourth quarter of 2015, we recorded pretax non-cash asset impairment charges related to goodwill, trade name and certain other assets associated with OmniSource, which reduced 2015 operating income by $428.5 million, and net income and net income attributable to Steel Dynamics, Inc. by $268.7 million, and basic and diluted earnings per share by $1.11.

  •
  In the fourth quarter 2014, we recorded a non-cash asset impairment charge associated with the company's Minnesota ironmaking operations, which reduced 2014 operating and pretax income by $260.0 million, net income by $179.1 million, net income attributable to Steel Dynamics, Inc. by $132.6 million, and basic and diluted earnings per share by $0.55.

  •
  On September 16, 2014, we completed the acquisition of Severstal Columbus, LLC (Columbus Flat Roll Division). Located in northeast Mississippi, Columbus Flat Roll Division is one of the newest and most technologically advanced sheet steel electric arc furnace mills in North America. Columbus Flat Roll Division operations are reflected in our steel operations from the date of acquisition.

  •
  For purposes of calculating our "ratio of earnings to fixed charges", earnings consist of earnings from continuing operations before income taxes, extraordinary items and before adjustments for noncontrolling interests, adjusted for the portion of fixed charges deducted from these earnings, plus amortization of capitalized interest. Fixed charges consist of interest on all indebtedness, including capitalized interest, and amortization of debt issuance costs.

  •
  Adjusted earnings in 2016 of $717.0 million include the $132.8 million of pretax non-cash asset impairment charges related to our Minnesota ironmaking and OmniSource operations as noted above. Without the impact of these non-cash asset impairment charges, 2016 would reflect adjusted earnings of $849.8 million, and a ratio of earnings to fixed charges of 5.72x.

    •
    Adjusted losses in 2015 of ($81.0) million are not sufficient to cover fixed charges of $154.4 million, by $235.4 million. Adjusted losses in 2015 of ($81.0) million include the $428.5 million of pretax non-cash asset impairment charges related to OmniSource as noted above. Without the impact of these non-cash asset impairment charges, 2015 would reflect adjusted earnings of $347.5 million and a ratio of earnings to fixed charges of 2.20x.

    •
    Adjusted earnings in 2014 of $309.3 million include the $260.0 million of pretax non-cash asset impairment charges related to our Minnesota ironmaking operations as noted above. Without the impact of these non-cash asset impairment charges, 2014 would reflect adjusted earnings of $569.3 million, and a ratio of earnings to fixed charges of 4.07x.

  •
  For purposes of calculating our "operational working capital" for all periods presented, we consider amounts invested in trade receivables and inventories, less current liabilities other than income taxes payable and debt as reported on our consolidated balance sheets.

	Years Ended December 31,					Nine Months Ended September 30,
	2016	2015	2014	2013	2012	2017	2016
	(dollars and shares in thousands, except per share data)
Operating data:
Net sales	$7,777,109	$7,594,411	$8,755,952	$7,372,924	$7,290,234	$7,202,318	$5,866,513
Gross profit	1,334,864	731,718	966,211	719,144	719,898	1,261,190	1,024,922
Operating income	727,966	(72,784)	320,320	386,525	391,165	870,934	671,942
Asset impairment charges reflected in operating income (loss)	(132,839)	(428,500)	(260,000)	(308)	(8,250)	—	—
Net income (loss)	360,006	(145,170)	91,650	163,516	142,281	502,625	356,174
Net income (loss) attributable to Steel Dynamics, Inc.	382,115	(130,311)	157,024	189,314	163,551	508,008	362,103
Basic earnings (loss) per share	$1.57	$(0.54)	$0.68	$0.86	$0.75	$2.11	$1.49

Weighted average common shares outstanding	243,576	242,017	232,547	220,916	219,159	241,117	243,539

Diluted earnings (loss) per share	$1.56	$(0.54)	$0.67	$0.83	$0.73	$2.09	$1.48

Weighted average common shares and share equivalents outstanding	245,298	242,017	242,078	238,996	236,624	242,816	245,227

Dividends declared per share	$0.56	$0.55	$0.46	$0.44	$0.40	$0.465	$0.42

Other financial data:
Capital expenditures	$198,160	$114,501	$111,785	$186,843	$223,525	$127,746	$123,168
Ratio of earnings to fixed charges	4.83x	Note-prior page	2.21x	3.00x	2.31x	8.52x	6.07x
Ratio of earnings, excluding asset impairment charges, to fixed charges	5.72x	2.2x	4.07x	3.01x	2.36x	8.52x	6.07x

	Years Ended December 31,					Nine Months Ended September 30,
	2016	2015	2014	2013	2012	2017	2016
	(dollars and shares in thousands, except per share data)
Other data:
Shipments:
Steel operations (net tons)	9,245,946	8,328,150	7,358,366	6,119,884	5,832,776	7,362,636	7,039,801
Ferrous metals (gross tons)	5,070,380	5,139,506	5,566,238	5,505,995	5,647,058	3,780,958	3,894,755
Nonferrous metals (thousands of pounds)	1,103,505	1,082,777	1,173,771	1,052,494	1,051,333	815,763	828,715
Steel fabrication (net tons)	562,725	492,875	480,509	366,676	295,161	461,936	430,539
Steel operations segment production (net tons)	9,503,465	8,528,885	7,376,657	6,266,507	5,884,775	7,557,231	7,266,265
Shares outstanding (in thousands)	243,785	243,090	241,449	222,867	219,523	236,952	243,771
Number of employees	7,695	7,510	7,780	6,870	6,670	7,735	7,565
Balance sheet data:
Cash and equivalents, and short-term commercial paper	$841,483	$727,032	$361,363	$395,156	$407,437	$1,101,964	$1,051,489
Operational working capital	1,301,405	1,246,408	1,723,208	1,405,736	1,281,765	1,532,261	1,312,809
Property, plant and equipment, net	2,787,215	2,951,210	3,123,906	2,226,134	2,231,198	2,708,777	2,928,226
Total assets	6,423,732	6,202,082	7,233,159	5,888,534	5,763,561	6,960,737	6,787,562
Long-term debt (including current maturities)	2,356,826	2,594,656	2,981,849	2,081,110	2,173,832	2,534,144	2,586,992
Equity	2,777,459	2,545,111	2,795,527	2,495,855	2,377,842	2,949,781	2,825,362

CAPITALIZATION

        The following table sets forth our consolidated cash and cash equivalents, our long-term debt and our capitalization as of September 30, 2017 (you should read this table in conjunction with our audited consolidated financial statements and related notes incorporated by reference in this Prospectus):

As of September 30, 2017
(dollars in millions)
Cash and equivalents(2)	$1,102.0

Senior Secured Credit Facility(1)	$—
Other secured obligations	42.7

Total secured debt	42.7
5.125% Senior Notes due 2021	700.0
6.375% Senior Notes due 2022(2)	167.1
5.250% Senior Notes due 2023	400.0
5.500% Senior Notes due 2024	500.0
4.125% Senior Notes due 2025	350.0
5.000% Senior Notes due 2026	400.0
Other unsecured obligations	3.7

Total debt	2,563.5

Redeemable non-controlling interest	111.2
Total Equity	2,949.8

Total capitalization	$5,624.5

(1)
Pursuant to the terms of our Senior Secured Credit Facility, as of September 30, 2017, we had $1.2 billion of undrawn borrowing availability under our revolving credit facility, reduced by $11.9 million of undrawn letters of credit and other obligations.

(2)
Pursuant to a redemption notice issued on September 13, 2017, the remaining 2022 Senior Notes were repaid on October 13, 2017.

 THE EXCHANGE OFFER

Purpose of the Exchange Offer

        We issued the unregistered Old Notes on September 13, 2017, in a private placement to certain initial purchasers pursuant to a Purchase Agreement, and the initial purchasers resold the Old Notes to a limited number of qualified institutional buyers as defined in Rule 144A under the Securities Act in reliance on that rule, and to non-U.S. persons in offshore transactions in reliance on Regulation S under the Securities Act. On September 13, 2017, we also entered into an original Indenture and a Registration Rights Agreement. The Registration Rights Agreement requires that we file a registration statement under the Securities Act (of which this Prospectus forms a part) with respect to the Exchange Notes to be issued in the Exchange Offer and, upon the effectiveness of the registration statement, offer to you the opportunity to exchange your Old Notes for a like principal amount of Exchange Notes. Accordingly, by this Exchange Offer, subject to and upon the terms and conditions set forth in this Prospectus and in the accompanying letter of transmittal, we are offering to exchange up to $350.0 million of our 4.125% Senior Notes due 2025 that have been registered under the Securities Act for an equal face amount of our outstanding unregistered 4.125% Senior Notes due 2025 that were issued on September 13, 2017.

        Except for the requirements of applicable U.S. federal and state securities laws, there are no federal or state regulatory requirements to be complied with or approvals to be obtained by us in connection with the Exchange which, if not complied with or obtained, would have a material adverse effect on us.

        The Exchange Notes will be issued without a restrictive legend and, except as set forth below, may be reoffered and resold by you without registration under the Securities Act. After we complete the Exchange, our obligations with respect to the registration of the Old Notes will terminate, except as provided in the last paragraph of this section. A copy of the original Indenture relating to the Notes and the Registration Rights Agreement has been incorporated by reference into or attached as an exhibit to the registration statement of which this Prospectus is a part.

        We are making the Exchange Offer in reliance on certain interpretation letters issued by the staff of the SEC, set forth in no-action letters issued to third parties. However, we have not sought our own no-action letter. Based upon these interpretations by the SEC, we believe that, if you are not our "affiliate" within the meaning of Rule 405 under the Securities Act or a broker-dealer referred to in the next paragraph, the Exchange Notes to be issued to you in the Exchange may be offered for resale, resold and otherwise transferred by you, without compliance with the registration and prospectus delivery provisions of the Securities Act. This interpretation, however, is based on your representation to us that:

  •
  the Exchange Notes to be issued to you in the Exchange are being acquired in the ordinary course of your business;

  •
  you are not engaging in and do not intend to engage in a distribution of the Exchange Notes to be issued to you in the Exchange; and

  •
  you have no arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be issued to you in the Exchange.

        If you tender your Old Notes in the Exchange for the purpose of participating in a distribution of the Exchange Notes to be issued to you in the Exchange, you cannot rely on this interpretation by the staff of the SEC. Under those circumstances, you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. Each broker-dealer that receives Exchange Notes in the Exchange for its own account in exchange for Old Notes that were acquired by the broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resales of those Exchange Notes. See "Plan of Distribution."

Shelf Registration

        In the event that (i) the Company and the Subsidiary Guarantors determine that the Exchange Offer, as described herein, is not available or may not be consummated as soon as practicable because it would violate applicable law or the applicable interpretations of the staff of the SEC, (ii) the Exchange Offer is not for any other reason consummated by September 14, 2018, or (iii) the Exchange Offer has not been completed and in the opinion of counsel for the initial purchasers a registration statement must be filed and a prospectus must be delivered by the initial purchasers in connection with any offering or sale of the Old Notes, we and the Subsidiary Guarantors will use our reasonable best efforts, at our cost, to cause to be filed and to become effective a shelf registration statement with respect to resale of the Old Notes. We will use our best efforts to keep such shelf registration statement continuously effective until the second anniversary of the Closing Date or such shorter period that will terminate when all the Old Notes covered by the shelf registration statement have been sold pursuant to the shelf registration statement. In the event of such a shelf registration, we will provide to each holder copies of the prospectus, notify each holder when the shelf registration statement for the Old Notes has become effective and take certain other actions as are required to permit resale of the Old Notes. A holder that sells its Old Notes pursuant to the shelf registration statement (1) generally will be required to be named as a selling security holder in the related prospectus and to deliver a prospectus to purchasers, (2) will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and (3) will be bound by the provisions of the registration rights agreement that are applicable to such a holder (including certain indemnification obligations).

 THE EXCHANGE

        We will issue $1,000 principal amount of Exchange Notes in exchange for each $1,000 principal amount of Old Notes validly tendered and accepted in the Exchange. You may tender some or all of your Old Notes pursuant to the Exchange. However, Old Notes may be tendered only in the principal amount of $2,000 or integral multiples of $1,000 in excess thereof.

        In connection with the issuance of the Old Notes, we arranged for the Old Notes purchased by qualified institutional buyers and those sold in reliance on Regulation S under the Securities Act to be issued and transferable in book-entry form through the facilities of DTC, acting as a depositary. Except as otherwise described under "Description of the Exchange Notes," the Exchange Notes will be issued in the form of one or more global notes registered in the name of DTC or its nominee, and each beneficial owner's interest in it will be transferrable in book-entry form through DTC.

        Upon consummation of the Exchange Offer, the Exchange Notes will have different CUSIP and ISIN numbers than the unregistered Old Notes.

        The form and terms of the Exchange Notes are identical in all material respects to those of the Old Notes, except that the Exchange Notes to be issued in the Exchange will have been registered under the Securities Act, will not bear legends restricting their transfer, will not carry any further registration rights and will not be entitled to the additional interest provisions applicable to the Old Notes. Holders of Old Notes do not have any appraisal or dissenters' rights in connection with the Exchange Offer.

        Old Notes that are not tendered for exchange, or are tendered but not accepted in connection with the Exchange Offer, will remain outstanding and will remain entitled to the benefits of the Indenture. The Exchange Notes, just as the Old Notes, will be issued pursuant to, and entitled to the benefits of, the Indenture, and the Exchange Notes and the Old Notes will be deemed to constitute one issue of Notes under the Indenture.

        As of the date of this Prospectus, $350.0 million in aggregate principal amount of 4.125% Old Notes due 2025 were outstanding. The Exchange Offer is not conditioned upon any minimum aggregate principal amount of Old Notes being tendered or accepted for exchange. This Prospectus, together with the letter of transmittal, is being sent to all registered holders and to others believed to have beneficial interests in the Old Notes.

        The Exchange Agent will act as our agent for the tendering holders for the purpose of receiving the Exchange Notes from us. You will not be required to pay brokerage commissions or fees or, except as set forth below under "Transfer Taxes," transfer taxes with respect to the exchange of your Old Notes in the Exchange. We will pay all charges and expenses, other than certain applicable taxes, in connection with the Exchange. See "Fees and Expenses" below.

Expiration Date, Extensions and Amendments

        The Exchange will expire at 5:00 p.m., New York City time, on January 24, 2018 (the "Expiration Date"), unless we determine, in our sole discretion, to extend the Exchange Offer, in which case it will expire at the later date and time to which it is extended. We will keep the Exchange Offer open for the period indicated, and in no event for a period less than a full twenty business days. We do not currently intend to extend the Exchange Offer, although we reserve the right to do so at any time or from time to time prior to the Expiration Date. If we extend the Exchange Offer, we will give written notice to Wells Fargo Bank, National Association, the Exchange Agent, and will provide a public announcement to that effect, communicated no later than 9:00 a.m., New York City time, on the next business day following the previously scheduled Expiration Date, unless otherwise required by applicable law, by issuing a news release to PR Newswire or other wire service. During any extension of the Exchange Offer, all Old Notes previously tendered will remain subject to the Exchange Offer and may be accepted for exchange by us. If we amend the Exchange in a manner which we consider to constitute a material change, we will promptly disclose such amendment by means of a Prospectus supplement that we will distribute to each registered holder of Old Notes.

        We also reserve the right, in our sole discretion,

  •
  to delay accepting any Old Notes or, if any of the conditions set forth below under "Certain Conditions to The Exchange" have not been satisfied or waived, to terminate the Exchange by giving oral or written notice of such delay or termination to the Exchange Agent, or

  •
  to amend the terms of the Exchange in any manner by complying with Rule 14e-l(d) under the Exchange Act to the extent that rule applies.

        We acknowledge and undertake to comply with the provisions of Rule 14e-l(c) under the Exchange Act, which requires us to pay the consideration offered, or return the Old Notes surrendered for exchange, promptly after the termination or withdrawal of the Exchange. We will notify you as promptly as we can of any extension, termination or amendment.

        The Exchange Offer is not being made to, nor will we accept tenders for exchange from, holders of unregistered Old Notes in any jurisdiction in which an Exchange Offer or the acceptance of an Exchange Offer would not be in compliance with the securities laws or blue sky laws of such jurisdiction.

        In the event that the Exchange Offer is not consummated on or prior to the date that is 366 days after the Closing Date of September 13, 2017, the annual interest rate borne by the Old Notes will be increased thereafter by .5% over the rate shown on the cover page of this Prospectus. Once the Exchange Offer is consummated or the shelf registration statement is declared effective, the annual interest rate borne by the Old Notes shall be changed to again be the rate shown on the cover page of this Prospectus.

PROCEDURES FOR TENDERING OLD NOTES

        The tender of Old Notes by you pursuant to any one of the procedures set forth below will constitute an agreement between you and us in accordance with the terms and subject to the conditions set forth in this Prospectus and in the accompanying letter of transmittal.

Book-Entry Interests

        The Old Notes were issued as global securities in fully registered form without interest coupons. Beneficial interests in the global securities, held by direct or indirect participants in DTC, are shown on, and transfers of these interests are effected only through, records maintained in book-entry form by DTC with respect to its participants.

        If you hold your Old Notes in the form of book-entry interests and you wish to tender your Old Notes for exchange pursuant to the Exchange Offer, you must transmit to the Exchange Agent at the address set forth on the cover page of the letter of transmittal, on or prior to the expiration date, either:

  •
  a written or facsimile copy of a properly completed and duly executed letter of transmittal, including all other documents required by such letter of transmittal, to the Exchange Agent; or

  •
  a computer-generated "agent's message," transmitted by means of DTC's Automated Tender Offer Program system (ATOP) to the agent's account at DTC, and received by the Exchange Agent, constituting a part of a confirmation of book-entry transfer, in which you acknowledge and agree to be bound by the terms of the letter of transmittal and that we may enforce the terms of the letter of transmittal against the holder.

        In addition, in order to deliver Old Notes held in the form of book-entry interests:

  •
  a timely confirmation of book-entry transfer of such Notes into the Exchange Agent's account at DTC, in accordance with DTC's procedures governing book-entry transfers, must be received by the Exchange Agent prior to the Expiration Date; or

  •
  you must comply with the guaranteed delivery procedures described below.

        The method of delivery of Old Notes and the letter of transmittal and all other required documents to the Exchange Agent is at your election and risk. Instead of delivery by mail, we recommend that you use an overnight or hand delivery service. In all cases, sufficient time should be allowed to assure delivery to the Exchange Agent before the Expiration Date. You should not send the letter of transmittal or Old Notes to us or to DTC.

        You may request your broker, dealer, commercial bank, trust company, or nominee to effect the above transactions for you.

Certificated Old Notes

        For Old Notes held in certificated form, if any, the holder may tender such Old Notes by:

  •
  properly completing and signing the accompanying letter of transmittal or a facsimile and delivering the letter of transmittal, including all other documents required by the letter of transmittal, together with the certificated Old Notes, or

  •
  complying with the guaranteed delivery procedures described below.

Procedures Applicable to All Holders

        If you tender an Old Note and you do not validly withdraw the tender prior to the Expiration Date, you will have made an agreement with us in accordance with the terms and subject to the conditions set forth in this Prospectus and in the letter of transmittal.

        If your Old Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender your Old Notes, you should contact the registered holder promptly and instruct the registered holder to tender on your behalf. If you wish to tender on your own behalf, you must, prior to completing and executing the letter of transmittal and delivering your Old Notes, either make appropriate arrangements to register ownership of the Old Notes in your name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time.

        Signatures on a letter of transmittal or a notice of withdrawal must be guaranteed by an Eligible Institution unless Old Notes tendered in the Exchange are tendered either

  •
  by a registered holder who has not completed the box entitled "Special Registration Instructions" or "Special Delivery Instructions" on the letter of transmittal; or

  •
  for the account of an Eligible Institution;

and the box entitled "Special Registration Instructions" on the letter of transmittal has not been completed.

        If signatures on a letter of transmittal or a notice of withdrawal are required to be guaranteed, the guarantee must be by a financial institution, which includes most banks, savings and loan associations and brokerage houses, that is a participant in the Securities Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program or the Stock Exchanges Medallion Program (an "Eligible Institution").

        If the letter of transmittal is signed by a person other than you, your Old Notes must be endorsed or accompanied by a properly completed bond power and signed by you as your name appears on those Old Notes.

        If the letter of transmittal or any Old Notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations, or others acting in a fiduciary or representative capacity, those persons should so indicate when signing. Unless we waive this requirement, in this instance you must submit with the letter of transmittal proper evidence satisfactory to us of their authority to act on your behalf.

        We will determine, in our sole discretion, all questions regarding the validity, form, eligibility, including time of receipt, acceptance and withdrawal of tendered Old Notes. This determination will be final and binding. We reserve the absolute right to reject any and all Old Notes not properly tendered or any Old Notes our acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defects, irregularities or conditions of tender as to all tendered Old Notes. Our interpretation of the terms and conditions of the Exchange, including the instructions in the letter of transmittal, will be final and binding on all parties.

        You must cure any defects or irregularities in connection with tenders of your Old Notes within the time period we will determine, unless we waive that defect or irregularity. Although we intend to notify you of defects or irregularities with respect to your tender of Old Notes, neither we, the Exchange Agent nor any other person will incur any liability for failure to give this notification. Your tender will not be deemed to have been made and your Old Notes will be returned to you if:

  •
  you improperly tender your Old Notes;

  •
  you have not timely cured any defects or irregularities in your tender; and

  •
  we have not waived those defects, irregularities or improper tender.

        In this event, the Exchange Agent will return your Old Notes, unless otherwise provided in the letter of transmittal, promptly following the expiration of the Exchange.

        In addition, we reserve the right in our sole discretion to:

  •
  purchase or make Offer for, or offer Exchange Notes for, any Old Notes that remain outstanding subsequent to the expiration of the Exchange Offer;

  •
  terminate the Exchange Offer; and

  •
  to the extent permitted by applicable law, purchase Old Notes in the open market, in privately negotiated transactions or otherwise.

        The terms of any of these purchases or offers could differ from the terms of the Exchange Offer.

        By tendering, you will represent to us that, among other things:

  •
  the Exchange Notes to be acquired by you in the Exchange Offer are being acquired in the ordinary course of your business;

  •
  you are not engaging in and do not intend to engage in a distribution of the Exchange Notes to be acquired by you in the Exchange;

  •
  you do not have an arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be acquired by you in the Exchange; and

  •
  you are not our "affiliate," as defined under Rule 405 of the Securities Act.

        In all cases, issuance of Exchange Notes for Old Notes that are accepted for exchange in the Exchange Offer will be made only after timely receipt by the Exchange Agent of either certificates for your Old Notes or a timely book-entry confirmation of your Old Notes into the Exchange Agent's account at DTC, a properly completed and duly executed letter of transmittal, or a computer-generated message instead of the letter of transmittal, and all other required documents. If any tendered Old Notes are not accepted for any reason set forth in the terms and conditions of the Exchange Offer or if Old Notes are submitted for a greater principal amount than you desire to exchange, the unaccepted or non-exchanged Old Notes, or Old Notes in substitution therefor, will be promptly returned without expense to you. In addition, in the case of Old Notes tendered by book-entry transfer into the Exchange Agent's account at DTC pursuant to its book-entry transfer procedures, the non-exchanged Old Notes will be credited to your account maintained with DTC promptly after the expiration or termination of the Exchange Offer.

        The Exchange Agent will establish an account with respect to the book-entry interests at DTC for purposes of the Exchange Offer promptly after the date of this Prospectus. You must deliver your book-entry interest by book-entry transfer to the account maintained by the Exchange Agent at DTC. Any financial institution that is a participant in DTC's systems may make book-entry delivery of book-entry interests by causing DTC to transfer the book-entry interests into the Exchange Agent's account at DTC in accordance with DTC's procedures for transfer.

        If one of the following situations occurs:

  •
  you cannot deliver a book-entry confirmation of book-entry delivery of your book-entry interests into the Exchange Agent's account at DTC; or

  •
  you cannot deliver all other documents required by the letter of transmittal to the Exchange Agent prior to the Expiration Date,

then you must tender your book-entry interests according to the guaranteed delivery procedures discussed below.

Guaranteed Delivery Procedures

        If you desire to tender your Old Notes and your Old Notes are not immediately available or one of the situations described in the immediately preceding paragraph occurs, you may tender if:

  •
  you tender through an eligible financial institution;

  •
  on or prior to 5:00 p.m., New York City time, on the Expiration Date, the Exchange Agent receives from an Eligible Institution, a written or facsimile copy of a properly completed and duly executed letter of transmittal and notice of guaranteed delivery, substantially in the form provided by us; and

  •
  the certificates for all certificated Old Notes, in proper form for transfer, if any, or a book-entry confirmation, and all other documents required by the letter of transmittal, are received by the Exchange Agent within three New York Stock Exchange trading days after the date of execution of the notice of guaranteed delivery.

        The notice of guaranteed delivery may be sent by facsimile transmission, mail or hand delivery. The notice of guaranteed delivery must set forth:

  •
  your name and address;

  •
  the amount of Old Notes you are tendering;

  •
  a statement that your tender is being made by the notice of guaranteed delivery and that you guarantee that within three New York Stock Exchange trading days after the execution of the notice of guaranteed delivery, the Eligible Institution will deliver the following documents to the Exchange Agent:

  •
  the certificates for all certificated Old Notes being tendered, in proper form for transfer or a book-entry confirmation of tender;

  •
  a written or facsimile copy of the letter of transmittal, or a book-entry confirmation instead of the letter of transmittal; and

  •
  any other documents required by the letter of transmittal.

Withdrawal Rights

        You may withdraw tenders of your Old Notes at any time prior to 5:00 p.m., New York City time, on the Expiration Date.

        For your withdrawal to be effective, the Exchange Agent must receive a written or facsimile transmission notice of withdrawal at its address set forth below under "The Exchange Agent" prior to 5:00 p.m., New York City time, on the Expiration Date.

        The notice of withdrawal must:

  •
  state your name;

  •
  identify the specific Old Notes to be withdrawn, including the certificate number, if any, or numbers and the principal amount of withdrawn Notes;

  •
  be signed by you in the same manner as you signed the letter of transmittal when you tendered your Old Notes, including any required signature guarantees or be accompanied by documents of transfer sufficient for the Exchange Agent to register the transfer of the Old Notes into your name; and

  •
  specify the name in which the Old Notes are to be registered, if different from yours.

        We will determine all questions regarding the validity, form and eligibility, including time of receipt, of withdrawal notices. Our determination will be final and binding on all parties. Any Old Notes validly withdrawn will be deemed not to have been validly tendered for exchange for purposes of the Exchange. Any Old Notes which have been tendered for exchange but which are not exchanged for any reason will be returned to you without cost promptly after withdrawal, rejection of tender or termination of the Exchange. Properly withdrawn Old Notes may be retendered by following one of the procedures described under "Procedures for Tendering Old Notes" above at any time on or prior to 5:00 p.m., New York City time, on the Expiration Date.

Certain Conditions to the Exchange

        Notwithstanding any other provision of the Exchange and subject to our obligations under the Registration Rights Agreement, we will not be required to accept for exchange, or to issue Exchange Notes in exchange for, any Old Notes and may terminate or amend the Exchange, if at any time prior to the Expiration Date any of the following events occur:

  •
  any injunction, order or decree has been issued by any court or any governmental agency that would prohibit, prevent or otherwise materially impair our ability to proceed with the Exchange; or

  •
  the Exchange violates any applicable law or any applicable interpretation of the staff of the SEC.

        These conditions are for our sole benefit and we may assert them regardless of the circumstances giving rise to them, subject to applicable law. We also may waive in whole or in part at any time and from time to time prior to the Expiration Date any particular condition in our sole discretion. If we waive a condition, we may be required in order to comply with applicable securities laws to extend the expiration date of the Exchange. Our failure at any time to exercise any of the foregoing rights will not be deemed a waiver of these rights and these rights will be deemed ongoing rights which may be asserted at any time and from time to time; provided, however, that if we decide to waive a condition, we will announce such decision in a manner reasonably calculated to inform holders of such waiver.

        In addition, we will not accept for exchange any Old Notes tendered, and no Exchange Notes will be issued in exchange for any of those Old Notes, if at the time the Old Notes are tendered any stop order is threatened by the SEC or in effect with respect to the registration statement of which this Prospectus is a part or the qualification of the Indenture under the Trust Indenture Act of 1939.

        The Exchange is not conditioned on any minimum principal amount of Old Notes being tendered for exchange.

 THE EXCHANGE AGENT

        We have appointed Wells Fargo Bank, National Association as Exchange Agent for the Exchange. Questions, requests for assistance and requests for additional copies of the Prospectus, the letter of transmittal and other related documents should be directed to the Exchange Agent addressed as follows:

By Registered, Certified or Regular Mail or Overnight Courier:

Regular Mail, Registered or
Certified Mail, or Air Courier:
Wells Fargo Bank , N.A.
Corporate Trust Operations
MAC N9300-070
600 South Fourth Street, 7th Fl.
Minneapolis, MN 55415
Attn: Bondholder Communications
By Facsimile Transmission (Eligible Institutions Only): 612-667-6282
By Telephone: 800-344-5128

        Originals of all documents sent by facsimile should be promptly sent to the Exchange Agent by mail, by hand or by overnight delivery service.

        The Exchange Agent also acts as trustee under the Indenture. The Trustee and the Exchange Agent are not responsible for and make no representation as to the validity, accuracy or adequacy of the Prospectus and any of its contents, and are not responsible for any statements by us or those of any other person in the Prospectus or in any document issued or used in connection with it or the Exchange Offer. The Trustee and the Exchange Agent make no recommendation to any Holder whether to tender Notes pursuant to the Exchange Offer or to take any other action.

Fees and Expenses

        We will pay all registration expenses, including SEC filing fees and fees and expenses of the Exchange Agent, printing, mailing, legal and accounting in connection with the Exchange. However, we will not make any payments to brokers, dealers or other persons soliciting acceptance of this Exchange Offer. We may pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of this Prospectus, letters of transmittal and related documents to the beneficial owners of the Old Notes.

Transfer Taxes

        You will not be obligated to pay any transfer taxes in connection with a tender of your Old Notes for exchange unless you instruct us to register Exchange Notes in the name of, or request that Old Notes not tendered or not accepted in the Exchange be returned to, a person other than the registered tendering holder, in which event the registered tendering holder will be responsible for the payment of any applicable transfer tax.

Accounting Treatment

        The Exchange Notes will be recorded at the carrying value of the Old Notes, as reflected on our accounting records on the date of the Exchange. Accordingly, we will not recognize any gain or loss for accounting purposes upon the consummation of the Exchange. We will amortize the expense of the Exchange over the term of the Exchange Notes under United States' generally accepted accounting principles.

DESCRIPTION OF THE EXCHANGE NOTES

        The $350,000,000 principal amount of our Old Notes were, and the $350,000,000 principal amount of the Exchange Notes, to the extent that the Old Notes are exchanged for Exchange Notes, will be issued under an original Indenture dated as of September 13, 2017, among Steel Dynamics, Inc., as issuer, the Subsidiary Guarantors, as guarantors, and Wells Fargo Bank, National Association, as Trustee (the "Indenture"). The terms of the Exchange Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended.

        The following is a summary of the material provisions of the Indenture but does not restate the Indenture in its entirety. You can find the definitions of certain capitalized terms used in the following summary under the subheading "Definitions" in the Indenture. We urge you to read the Indenture because it defines more fully your rights as holders of the Notes. A copy of the Indenture, as amended, is available upon request from Steel Dynamics or may be viewed by reference to the exhibits incorporated by reference into the registration statement of which this Prospectus is a part, which may in turn be accessed through our filings with the SEC, at www.sec.gov. For purposes of this "Description of the Exchange Notes," the term "Steel Dynamics" refers only to Steel Dynamics, Inc., and not to any of its subsidiaries.

General

        The Notes will be issued with a maximum initial aggregate principal amount of $350.0 million and will be issued in minimum denominations of $2,000 principal amount and multiples of $1,000 in excess thereof.

        The Notes will be unsecured unsubordinated obligations of Steel Dynamics, and will mature on September 15, 2025. They are guaranteed fully and unconditionally (except as limited as described under "Description of the Exchange Notes") on a joint and several basis by the Subsidiary Guarantors, are senior in right of payment to any future subordinated obligations of the Company, and rank pari passu with all existing and future senior unsecured indebtedness of the Company. Steel Dynamics may, without the consent of the holders of the Notes, issue additional Notes (the "Additional Notes"). None of these Additional Notes may be issued if an Event of Default (as defined under the subheading "Events of Default") has occurred and is continuing with respect to the Notes. The Notes, the Old Notes and any Additional Notes subsequently issued would be treated as a single class for all purposes under the Indenture.

        Each Note will bear interest at the rate of 4.125% per annum from the most recent interest payment date to which interest has been paid, or if no interest has been paid, from the Closing Date. Interest on the Notes will be payable semi-annually on March 15 and September 15 of each year, commencing March 15, 2018. Interest will be paid to Holders of record at the close of business on the March 1 or September 1 immediately preceding the interest payment date (whether or not a business day). Interest will be computed on the basis of a 360-day year of twelve 30-day months on a U.S. corporate bond basis. If any interest payment date, the maturity date or any earlier required repurchase date falls on a day that is not a business day, the required payment will be made on the next succeeding business day and no interest on such payment will accrue in respect of the delay.

        The Notes will be issued in the form of one or more fully registered global notes, which will be deposited with or on behalf of DTC, as the depository, and registered in the name of Cede & Co., DTC's nominee. Beneficial interests in the global notes will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in DTC. No service charge will be made for any registration of transfer or exchange of the Notes, but Steel Dynamics may require payment of a sum sufficient to cover any transfer tax or other similar governmental charge payable in connection therewith. The transferor of any Note shall provide or cause to be provided to the Trustee all information necessary to allow the Trustee to comply with any applicable tax reporting obligations, including without limitation any cost basis reporting obligations under Internal Revenue Code Section 604. The Trustee may rely on information provided to it and shall have no responsibility to verify or ensure the accuracy of such information.

Repurchase of Notes upon a Change of Control

        Steel Dynamics must commence, within 30 days of the occurrence of a Change of Control, and consummate an Offer to Purchase for all Notes then outstanding, at a purchase price equal to 101% of their principal amount, plus accrued interest, if any, to the Payment Date.

        Any repurchase made as the result of a Change of Control will comply with any applicable regulations under the federal securities laws of the United States, including Rule 14e-1 under the Exchange Act.

        There can be no assurance that Steel Dynamics will have sufficient funds available at the time of any Change of Control to make the repurchase of Notes required by the foregoing covenant as well as any other repayments pursuant to covenants that may be contained in other securities of Steel Dynamics which might be outstanding at the time.

        The above described covenant requiring Steel Dynamics to repurchase the Notes will, unless consents are obtained, require Steel Dynamics to repay all indebtedness then outstanding which by its terms would prohibit such Note repurchase, either prior to or concurrently with such Note repurchase.

        Steel Dynamics will not be required to make an Offer to Purchase upon the occurrence of a Change of Control if a third party makes an offer to purchase the Notes in the manner, at the times and price, and otherwise in compliance with the requirements of the Indenture applicable to an Offer to Purchase for a Change of Control, and purchases all Notes validly tendered and not withdrawn in such offer to purchase.

        The definition of Change of Control includes a phrase relating to the direct or indirect sale, transfer, conveyance or other disposition of "all or substantially all" of the properties or assets of Steel Dynamics and its Subsidiaries, taken as a whole. There is no precise, established definition of the phrase "substantially all" under applicable law. Accordingly, the ability of a holder of the Notes to require Steel Dynamics to purchase its Notes as a result of the sale, transfer, conveyance or other disposition of less than all of the assets of Steel Dynamics and its Subsidiaries may be uncertain.

        Holders may not be able to require us to purchase their Notes in certain circumstances involving a significant change in the composition of our Board of Directors, including a proxy contest where our Board of Directors does not endorse the dissident slate of directors but approves them as "continuing directors." In this regard, a decision of the Delaware Chancery Court (not involving our company or our securities) considered a change of control redemption provision of an indenture governing publicly traded debt securities substantially similar to the change of control described in clause (4) of the definition of Change of Control. In its decision, the court noted that a board of directors may "approve" a dissident shareholder's nominees solely for purposes of such an indenture, provided the board of directors determines in good faith that the election of the dissident nominees would not be materially adverse to the interests of the corporation or its stockholders (without taking into consideration the interests of the holders of debt securities in making this determination). While we are incorporated in the State of Indiana, we cannot assure you that an Indiana or other court interpreting clause (4) of the definition of Change of Control would not reach a similar decision to that of the Delaware Chancery Court.

Optional Redemption

        Except as described below, the Notes are not redeemable until September 15, 2020. Steel Dynamics may redeem the Notes at any time on or after September 15, 2020. The redemption price for the Notes (expressed as a percentage of principal amount) will be as set forth below, plus accrued interest to, but excluding, the redemption date, if redeemed during the twelve-month period commencing on September 15 of the years indicated below:

Year	Redemption Price
2020	102.063%
2021	101.031%
2022 and thereafter	100.000%

        At any time prior to September 15, 2020 we may redeem up to 35% of the principal amount of the Notes with the net cash proceeds of one or more sales of our common stock at a redemption price (expressed as a percentage of principal amount) of 104.125%, plus accrued interest to, but excluding, the redemption date; provided that at least 65% of the aggregate principal amount of the Notes originally issued on the Closing Date remains outstanding after each such redemption and notice of any such redemption is mailed or sent within 90 days of each such sale of common stock.

        In addition, at any time or from time to time prior to September 15, 2020, Steel Dynamics may redeem all or a portion of the Notes, upon not less than 30 nor more than 60 days' prior notice mailed to each holder or otherwise sent in accordance with the procedures of the depositary, at a redemption price equal to 100% of the aggregate principal amount of the Notes plus the Applicable Premium, plus accrued and unpaid interest, if any, to, but excluding, the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on an interest payment date falling on or prior to such redemption date). We will calculate the redemption price as described in the terms of the notes to be redeemed and will deliver an Officers' Certificate to the Trustee setting forth the redemption price no later than two Business Days prior to the redemption date and the trustee will not be responsible for such calculation.

        We will give not less than 30 days' nor more than 60 days' notice of any optional redemption. If less than all of the Notes are to be redeemed, subject to DTC procedures, selection of the Notes for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which the Notes are listed, or, if the Notes are not listed on a national securities exchange, by lot or by such other method as the Trustee in its sole discretion shall deem to be fair and appropriate. However, no Note of $2,000 in principal amount or less shall be redeemed in part. If any Note is to be redeemed in part only, the notice of redemption relating to such Note will state the portion of the principal amount to be redeemed. A new Note in principal amount equal to the unredeemed portion will be issued upon cancellation of the original Note. Notice of any redemption may be given prior to the completion of any offering or other corporate transaction, and any redemption may, at the Company's discretion, be subject to one or more conditions precedent, including, but not limited to, the completion of the related offering or corporate transaction. If any such condition precedent has not been satisfied, the Company shall provide written notice to the Trustee prior to the closing of business two business days prior to the redemption date (or such shorter period as may be acceptable to the Trustee). Upon receipt of such notice, the notice of redemption shall be rescinded and the redemption of the Notes shall not occur. Upon receipt, the Trustee shall provide such notice to each holder of the Notes in the same manner in which the notice of redemption was given.

Guarantees

        Payment of the principal of, premium, if any, and interest on the Notes will be Guaranteed, jointly and severally, on an unsecured unsubordinated basis by the Initial Subsidiary Guarantors. The Indenture provides that in addition to the Initial Subsidiary Guarantors, each Significant Subsidiary of Steel Dynamics (other than a Foreign Subsidiary) that (a) Guarantees Indebtedness of Steel Dynamics or any Subsidiary Guarantor in an aggregate amount in excess of $50.0 million, or (b) incurs or otherwise becomes liable for Indebtedness or Attributable Debt in respect of Sale and Leaseback Transactions, in an aggregate amount in excess of $50.0 million (other than (x) Indebtedness secured by a Mortgage permitted by clause (1), (2), (3), (4) or (5) of the "Limitation on Liens" covenant described below or unsecured Indebtedness incurred to provide funds for the cost of acquisition, construction, development or improvement of property of such Significant Subsidiary, and (y) Attributable Debt permitted by clauses (1) through (4) of the "Limitation on Sale and Leaseback Transactions" covenant described below), will Guarantee payment of the principal of, premium, if any, and interest on the Notes. Except as described herein, Steel Dynamics' Unrestricted Subsidiaries will not Guarantee the Notes.

        A Subsidiary Guarantor that makes a payment or distribution under its Note Guarantee will be entitled to contribution from any other Subsidiary Guarantor.

        The obligations of a Subsidiary Guarantor under its Note Guarantee will be limited so as not to constitute a fraudulent conveyance or fraudulent transfer under applicable federal or state laws. We cannot assure you that this limitation will protect the Note Guarantees from fraudulent conveyance or fraudulent transfer challenges or, if it does, that the remaining amount due and collectible under the Note Guarantees would suffice, if necessary, to pay the Notes in full when due. In a Florida bankruptcy case, this kind of provision was found to be unenforceable and, as a result, the subsidiary guarantees in that case were found to be fraudulent conveyances. We do not know if that case will be followed if there is litigation on this point under the Indenture. However, if it is followed, the risk that the Note Guarantees will be found to be fraudulent conveyances will be significantly increased, see "—Risks Related to the Exchange Notes and our Indebtedness—Fraudulent conveyance laws could void the Guarantees of the Notes."

        The Note Guarantee issued by any Subsidiary Guarantor will be automatically and unconditionally released and discharged:

  (1)
  upon any sale, exchange or transfer to any Person (other than an Affiliate of Steel Dynamics) of all of the Capital Stock of such Subsidiary Guarantor;

  (2)
  upon the release or discharge of the Note Guarantee by such Subsidiary Guarantor of Indebtedness of Steel Dynamics or the repayment of the Indebtedness (or Attributable Debt) of such Subsidiary Guarantor, in each case which resulted in the obligation to Guarantee the Notes; provided that such Subsidiary Guarantor has not Guaranteed any other Indebtedness of Steel Dynamics or incurred or otherwise become liable for any other Indebtedness (or Attributable Debt) which would have resulted in an obligation to Guarantee the Notes;

  (3)
  if the Notes are rated Investment Grade by both Rating Agencies and no Default or Event of Default shall have occurred and then be continuing; or

  (4)
  if the Notes are defeased in accordance with the terms of the Indenture.

        We are not restricted from selling or otherwise disposing of any of the Subsidiary Guarantors or any or all of the assets of any of the Subsidiary Guarantors.

Ranking

        The Notes will be equal in right of payment with all existing and future unsubordinated unsecured Indebtedness of Steel Dynamics, including our $700.0 million principal amount of 5.125% Senior Notes due 2021, our $400.0 million principal amount of 5.250% Senior Notes due 2023, our $500.0 million principal amount of 5.500% Senior Notes due 2024, and our $400.0 million principal amount of 5.000% Senior Notes due 2026, and senior in right of payment to any subordinated Indebtedness Steel Dynamics may incur.

        The Note Guarantees will be equal in right of payment with all existing and future unsubordinated unsecured Indebtedness of the Subsidiary Guarantors and senior in right of payment to any future subordinated indebtedness of the Subsidiary Guarantors.

        The Notes and the Note Guarantees will be effectively subordinated to any secured Indebtedness to the extent of the value of the assets securing such debt.

        The Credit Facilities are secured by the inventory and accounts receivable, chattel paper, instruments, deposit accounts, letter of credit rights and general intangibles of Steel Dynamics and its subsidiaries that have Guaranteed the Credit Facilities. The Credit Facilities are also secured by a pledge of the capital stock or other equity interests of the Subsidiary Guarantors. As of September 30, 2017, we had $2.6 billion of indebtedness outstanding. In addition, we had $1.2 billion of availability under our revolving credit facility (excluding $11.9 million of undrawn letters of credit and other obligations, which reduce availability under our revolver), subject to certain conditions, including satisfaction of specified financial covenants, all of which would be secured if drawn. In the event of Steel Dynamics' bankruptcy, liquidation, reorganization or other winding up, its assets that secure secured debt will be available to pay obligations on the Notes only after all indebtedness under such secured debt has been repaid in full from such assets. There may not be sufficient assets remaining to pay amounts due on any or all the other debt then outstanding, including the Notes.

        The Notes will be effectively subordinated to all of the liabilities of the subsidiaries of Steel Dynamics that do not Guarantee the Notes. As of September 30, 2017, our subsidiaries that will not guarantee the Notes would have had assets of $377.2 million, or 5.4% of our total assets, and liabilities of $181.3 million (excluding intercompany liabilities), or 4.6% of our total liabilities. For more information on our subsidiaries that will not guarantee the Notes, please see footnote (10) to our unaudited consolidated financial statements included in our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2017.

Certain Covenants

Limitation on Liens

        Steel Dynamics will not, and will not permit any of its Significant Subsidiaries to, create, incur, issue, assume or Guarantee any Indebtedness secured by a Mortgage upon any of its properties or assets, whether owned on the Closing Date or thereafter acquired, without effectively providing concurrently that the Notes are secured equally and ratably with or, at our option, prior to such Indebtedness, so long as such Indebtedness shall be so secured.

        The foregoing restriction shall not apply to, and there shall be excluded from Indebtedness in any computation under such restriction, Indebtedness secured by:

  (1)
  Mortgages on any property or assets existing at the time of the acquisition thereof by Steel Dynamics or any Significant Subsidiary;

  (2)
  Mortgages on property or assets of a Person existing at the time such Person is merged into or consolidated with Steel Dynamics or any of its Significant Subsidiaries or at the time of a sale, lease or other disposition of the properties and assets of such Person (or a division thereof) as an entirety or substantially as an entirety to Steel Dynamics or any of its Significant Subsidiaries; provided that any such Mortgage does not extend to any property or assets owned by Steel Dynamics or any of its Significant Subsidiaries immediately prior to such merger, consolidation, sale, lease or disposition;

  (3)
  Mortgages on property or assets of a Person existing at the time such Person becomes a Significant Subsidiary of Steel Dynamics;

  (4)
  Mortgages in favor of Steel Dynamics or any of its Restricted Subsidiaries;

  (5)
  Mortgages on property or assets (including shares of Capital Stock of any Subsidiary formed to acquire, construct, develop or improve such property) to secure all or part of the cost of acquisition, construction, development or improvement of such property, or to secure Indebtedness incurred to provide funds for any such purpose; provided that the commitment of the creditor to extend the credit secured by any such Mortgage shall have been obtained no later than 360 days after the later of (a) the completion of the acquisition, construction, development or improvement of such property or assets or (b) the placing in operation of such property or assets;

  (6)
  Mortgages to secure obligations under Credit Facilities in an aggregate principal amount not to exceed the greater of (I) $1,000 million and (II) the sum of an amount equal to (x) 70% of the consolidated book value of the inventory of Steel Dynamics and its Subsidiaries and (y) 90% of the consolidated book value of the accounts receivable of Steel Dynamics and its Subsidiaries, in each case as of the most recently ended fiscal quarter of Steel Dynamics for which financial statements are available; provided, however, that the amounts referred to in clause (II) above shall be determined on a pro forma basis, giving effect to (A) the acquisition or disposition of any property or assets of the type described in clause (II) above since the date of such financial statements and (B) the acquisition or disposition of any property or assets of the type described in clause (II) above being acquired in connection with any transaction giving rise to the calculation of the amounts referred to in clause (II) above;

  (7)
  Mortgages in favor of the United States of America or any State thereof, or any department, agency or instrumentality or political subdivision thereof, to secure partial, progress, advance or other payments; and

  (8)
  Mortgages existing on the date of the Indenture or any extension, renewal, replacement or refunding of any Indebtedness secured by a Mortgage existing on the date of the Indenture or referred to in clauses (1), (2), (3) or (5); provided that any such extension, renewal, replacement or refunding of such Indebtedness shall be created within 360 days of repaying the Indebtedness secured by the Mortgage referred to in clauses (1), (2), (3) or (5) and the principal amount of the Indebtedness secured thereby and not otherwise authorized by clauses (1), (2), (3) or (5) shall not exceed the principal amount of Indebtedness plus any premium, accrued interest or fee payable in connection with any such extension, renewal, replacement or refunding, so secured at the time of such extension, renewal, replacement or refunding.

        Notwithstanding the restrictions described above, Steel Dynamics and any of its Significant Subsidiaries may create, incur, issue, assume or Guarantee Indebtedness secured by Mortgages without equally and ratably securing the Notes, if at the time of such creation, incurrence, issuance, assumption or Guarantee, after giving effect thereto and to the retirement of any Indebtedness which is concurrently being retired, the aggregate amount of all such Indebtedness secured by Mortgages which would otherwise be subject to such restrictions (other than any Indebtedness secured by Mortgages permitted as described in clauses (1) through (8) of the immediately preceding paragraph) plus all Attributable Debt of Steel Dynamics and any of its Significant Subsidiaries in respect of Sale and Leaseback Transactions (with the exception of such transactions which are permitted under clauses (1) through (4) of the first sentence of the first paragraph under "—Limitation on Sale and Leaseback Transactions" below) does not exceed 10% of Consolidated Tangible Assets.

Limitation on Sale and Leaseback Transactions

        Steel Dynamics will not, and will not permit any of its Significant Subsidiaries to, enter into any Sale and Leaseback Transaction unless:

  (1)
  the Sale and Leaseback Transaction is solely with Steel Dynamics or any of its Restricted Subsidiaries;

  (2)
  the lease is for a period not in excess of 24 months, including renewals;

  (3)
  Steel Dynamics or such Significant Subsidiary would (at the time of entering into such arrangement) be entitled as described in clauses (1) through (8) of the second paragraph under the heading "—Limitation on Liens", without equally and ratably securing the Notes then outstanding under the Indenture, to create, incur, issue, assume or Guarantee Indebtedness secured by a Mortgage on such property or assets in the amount of the Attributable Debt arising from such Sale and Leaseback Transaction;

  (4)
  Steel Dynamics or such Significant Subsidiary, within 360 days after the sale of property or assets in connection with such Sale and Leaseback Transaction is completed, applies an amount equal to the greater of (A) the net proceeds of the sale of such property or assets or (B) the fair market value of such property or assets to (i) the retirement of Notes, other Funded Debt of Steel Dynamics ranking on a parity with the Notes or Funded Debt of a Restricted Subsidiary or (ii) the purchase of property or assets; or

  (5)
  the Attributable Debt of Steel Dynamics and its Significant Subsidiary in respect of such Sale and Leaseback Transaction and all other Sale and Leaseback Transactions entered into after the Closing Date (other than any such Sale and Leaseback Transaction as would be permitted as described in clauses (1) through (4) of this sentence), plus the aggregate principal amount of Indebtedness secured by Mortgages then outstanding (not including any such Indebtedness secured by Mortgages described in clauses (1) through (8) of the second paragraph under the heading "—Limitation on Liens") which do not equally and ratably secure the Notes (or secure Notes on a basis that is prior to other Indebtedness secured thereby), would not exceed 10% of Consolidated Tangible Assets.

Consolidation, Merger and Sale of Assets

        Steel Dynamics will not consolidate with, merge with or into, or sell, convey, transfer, lease or otherwise dispose of all or substantially all of its property and assets (as an entirety or substantially an entirety in one transaction or a series of related transactions) to, any Person, or permit any Person to merge with or into it, unless:

  (1)
  it shall be the continuing Person, or the Person (if other than it) formed by such consolidation or into which it is merged or that acquired or leased such property and assets (the "Surviving Person"), shall be a corporation organized and validly existing under the laws of the United States of America or any jurisdiction thereof, and shall expressly assume, by a supplemental indenture, executed and delivered to the Trustee all of Steel Dynamics' obligations under the Indenture and the Notes;

  (2)
  immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing;

  (3)
  it delivers to the Trustee an Officers' Certificate and Opinion of Counsel, in each case stating that such consolidation, merger or transfer and such supplemental indenture complies with this provision and that all conditions precedent provided for in the Indenture relating to such transaction have been complied with; and

  (4)
  each Subsidiary Guarantor, unless such Subsidiary Guarantor is the Person with which Steel Dynamics has entered into a transaction pursuant to the covenant described under "—Consolidation, Merger and Sale of Assets," shall have confirmed in writing that its Note Guarantee shall apply to the obligations of Steel Dynamics or the Surviving Person in accordance with the Notes and the Indenture.

        The Surviving Person will succeed to, and except in the case of a lease be substituted for, Steel Dynamics under the Indenture and the Notes.

        Each Subsidiary Guarantor (other than any Subsidiary Guarantor whose Note Guarantee is to be released in accordance with the terms of its Note Guarantee and the Indenture in connection with the sale, exchange or transfer to any Person (other than an Affiliate of Steel Dynamics) of all of the Capital Stock of such Subsidiary Guarantor) will not, and Steel Dynamics will not cause or permit any Subsidiary Guarantor to, consolidate with or merge with or into any Person other than Steel Dynamics or any other Subsidiary Guarantor unless:

  (1)
  such Subsidiary Guarantor is the surviving corporation or the Person formed by or surviving any such consolidation or merger (if other than the Subsidiary Guarantor) is a corporation organized and existing under the laws of the United States or any State thereof or the District of Columbia and such Person assumes by supplemental indenture all of the obligations of the Subsidiary Guarantor on its Note Guarantee; and

  (2)
  immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing.

        The successor Subsidiary Guarantor will succeed to, and except in the case of a lease be substituted for, such Subsidiary Guarantor under the Indenture and such Subsidiary Guarantor's Note Guarantee.

SEC Reports and Reports to Holders

        Whether or not Steel Dynamics is then required to file reports with the SEC, Steel Dynamics shall file with the SEC all such reports and other information as it would be required to file with the SEC by Section 13(a) or 15(d) under the Exchange Act if it were subject thereto within the time periods specified by the SEC's rules and regulations. Steel Dynamics shall supply the Trustee and each holder who so requests, without cost to such holder, copies of such reports and other information.

        Delivery of reports, information and documents to the Trustee is for informational purposes only and its receipt of such reports shall not constitute constructive notice of any information contained therein or determinable from information contained therein, including our compliance with any of our covenants under the Indenture or the notes (as to which the Trustee is entitled to rely exclusively on Officers' Certificates). The Trustee shall not be obligated to monitor or confirm, on a continuing basis or otherwise, our compliance with the covenants or with respect to any reports or other documents filed with the SEC or EDGAR or any website under the Indenture, or participate in any conference calls.

Events of Default

        The following events will be defined as "Events of Default" in the Indenture:

  (a)
  default in the payment of principal of (or premium, if any, on) any Note when the same becomes due and payable at maturity, upon acceleration, redemption or otherwise;

  (b)
  default in the payment of interest on any Note when the same becomes due and payable, and such default continues for a period of 30 days;

  (c)
  (1) Steel Dynamics defaults in the performance of or breaches any other covenant or agreement in the Indenture or under the Notes (other than a default specified in clause (a) or (b) above and other than a default relating to Steel Dynamics' obligations described under the caption "—Certain Covenants—SEC Reports and Reports to Holders") and such default or breach continues for a period of 30 consecutive days after written notice to Steel Dynamics by the Trustee or by holders of 25% or more in aggregate principal amount of the Notes (with a copy to the Trustee) and (2) Steel Dynamics defaults in the performance of or breaches its obligations described under the caption "—Certain Covenants—SEC Reports and Reports to Holders" and such default or breach continues for a period of 90 consecutive days after written notice to Steel Dynamics by the Trustee or by holders of 25% or more in aggregate principal amount of the Notes (with a copy to the Trustee);

  (d)
  there occurs with respect to any issue or issues of Indebtedness of Steel Dynamics, any Subsidiary Guarantor or any Significant Subsidiary having an outstanding principal amount of $75.0 million or more in the aggregate for all such issues of all such Persons, whether such Indebtedness now exists or shall hereafter be created, (I) an event of default that has caused the holder thereof to declare such Indebtedness to be due and payable prior to its stated maturity and such Indebtedness has not been discharged in full or such acceleration has not been rescinded or annulled within 30 days of such acceleration and/or (II) the failure to make a principal payment at the final (but not any interim) fixed maturity and such defaulted payment shall not have been made, waived or extended within 30 days of such payment default;

  (e)
  any final judgment or order (not covered by insurance) for the payment of money in excess of $75.0 million in the aggregate for all such final judgments or orders against all such Persons (treating any deductibles, self-insurance or retention as not so covered) shall be rendered against Steel Dynamics, any Subsidiary Guarantor or any Significant Subsidiary and shall not be paid or discharged, and there shall be any period of 60 consecutive days following entry of the final judgment or order that causes the aggregate amount for all such final judgments or orders outstanding and not paid or discharged against all such Persons to exceed $75.0 million during which a stay of enforcement of such final judgment or order, by reason of a pending appeal or otherwise, shall not be in effect;

  (f)
  a court having jurisdiction in the premises enters a decree or order for (A) relief in respect of Steel Dynamics, any Subsidiary Guarantor or any Significant Subsidiary in an involuntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, (B) appointment of a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official of Steel Dynamics, any Subsidiary Guarantor or any Significant Subsidiary or for all or substantially all of the property and assets of Steel Dynamics, any Subsidiary Guarantor or any Significant Subsidiary or (C) the winding-up or liquidation of the affairs of Steel Dynamics, any Subsidiary Guarantor or any Significant Subsidiary and, in each case, such decree or order shall remain unstayed and in effect for a period of 60 consecutive days;

  (g)
  Steel Dynamics, any Subsidiary Guarantor or any Significant Subsidiary (A) commences a voluntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, or consents to the entry of an order for relief in an involuntary case under any such law, (B) consents to the appointment of or taking possession by a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official of Steel Dynamics, any Subsidiary Guarantor or any Significant Subsidiary or for all or substantially all of the property and assets of Steel Dynamics, any Subsidiary Guarantor or any Significant Subsidiary or (C) effects any general assignment for the benefit of creditors; or

  (h)
  any Subsidiary Guarantor repudiates its obligations under its Note Guarantee or, except as permitted by the Indenture, any Note Guarantee is determined to be unenforceable or invalid or shall for any reason cease to be in full force and effect.

        If an Event of Default (other than an Event of Default specified in clause (f) or (g) above that occurs with respect to Steel Dynamics or any Subsidiary Guarantor) occurs and is continuing under the Indenture, the Trustee or the holders of at least 25% in aggregate principal amount of the Notes then outstanding, by written notice to Steel Dynamics (and to the Trustee if such notice is given by the holders), may declare the principal of, premium, if any, and accrued interest on the Notes to be immediately due and payable. Upon a declaration of acceleration, such principal of, premium, if any, and accrued interest shall be immediately due and payable. In the event of a declaration of acceleration because an Event of Default set forth in clause (d) above has occurred and is continuing, such declaration of acceleration shall be automatically rescinded and annulled if the event of default triggering such Event of Default pursuant to clause (d) shall be remedied or cured by Steel Dynamics, the relevant Subsidiary Guarantor or the relevant Significant Subsidiary or waived by the holders of the relevant Indebtedness within 60 days after the declaration of acceleration with respect thereto. If an Event of Default specified in clause (f) or (g) above occurs with respect to Steel Dynamics or any Subsidiary Guarantor, the principal of, premium, if any, and accrued interest on the Notes then outstanding shall automatically become and be immediately due and payable without any declaration or other act on the part of the Trustee or any holder. The holders of at least a majority in principal amount of the outstanding Notes by written notice to Steel Dynamics and to the Trustee, may waive all past defaults and rescind and annul a declaration of acceleration and its consequences if (x) all existing Events of Default, other than the nonpayment of the principal of, premium, if any, and interest on the Notes that have become due solely by such declaration of acceleration, have been cured or waived and (y) the rescission would not conflict with any judgment or decree of a court of competent jurisdiction. For information as to the waiver of defaults, see "—Modification and Waiver."

        The holders of at least a majority in aggregate principal amount of the outstanding Notes may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee. However, the Trustee may refuse to follow any direction that conflicts with law or the Indenture, that may involve the Trustee in personal liability, or that the Trustee determines in good faith may be unduly prejudicial to the rights of Holders of Notes not joining in the giving of such direction (it being understood that the Trustee does not have an affirmative duty to ascertain whether or not any such directions are unduly prejudicial to such Holders) and may take any other action it deems proper that is not inconsistent with any such direction received from Holders of Notes. A holder may not pursue any remedy with respect to the Indenture or the Notes unless:

  (1)
  the holder gives the Trustee written notice of a continuing Event of Default;

  (2)
  the holders of at least 25% in aggregate principal amount of outstanding Notes make a written request to the Trustee to pursue the remedy;

  (3)
  such holder or holders offer the Trustee security or indemnity satisfactory to the Trustee against any costs, liability or expense;

  (4)
  the Trustee does not comply with the request within 60 days after receipt of the request and the offer of security or indemnity; and

  (5)
  during such 60-day period, the holders of a majority in aggregate principal amount of the outstanding Notes do not give the Trustee a direction that is inconsistent with the request.

        However, such limitations do not apply to the right of any holder of a Note to receive payment of the principal of, premium, if any, or interest on, such Note or to bring suit for the enforcement of any such payment, on or after the due date expressed in the Notes, which right shall not be impaired or affected without the consent of the holder.

        An officer of Steel Dynamics must certify, on or before a date not more than 90 days after the end of each fiscal year, that a review has been conducted of the activities of Steel Dynamics and its Subsidiaries and Steel Dynamics' and its Subsidiaries' performance under the Indenture and that Steel Dynamics has fulfilled all obligations thereunder, or, if there has been a default in the fulfillment of any such obligation, specifying each such default and the nature and status thereof. Steel Dynamics will also be obligated to notify the Trustee of any default or defaults in the performance of any covenants or agreements under the Indenture.

Legal Defeasance and Covenant Defeasance

        The obligations of the Company and the Subsidiary Guarantors with respect to the Notes under the Indenture, the Notes or the Guarantees, as the case may be, will terminate (other than certain obligations) and will be released upon payment in full of all of the Notes. The Company may, at its option and at any time, elect to have all of its obligations discharged with respect to the Notes and have each Subsidiary Guarantor's obligation discharged with respect to its Guarantee ("Legal Defeasance") and cure all then existing Events of Default except for:

  (1)
  the rights of Holders of Notes to receive payments in respect of the principal of, premium, if any, and interest on the Notes when such payments are due solely out of the trust created pursuant to the Indenture;

  (2)
  the Company's obligations with respect to Notes concerning issuing temporary Notes, registration of such Notes, replacement of mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payment and money for security payments held in trust;

  (3)
  the rights and immunities of the Trustee, and the Company's obligations in connection therewith; and

  (4)
  the Legal Defeasance provisions of the Indenture.

        In addition, the Company may, at its option and at any time, elect to have its obligations and those of each Subsidiary Guarantor released with respect to substantially all the restrictive covenants that are set forth in the Indenture ("Covenant Defeasance") and thereafter any omission to comply with such obligations shall not constitute a Default with respect to the Notes. In the event Covenant Defeasance occurs, each Subsidiary Guarantor shall be released from its Guarantee and certain events (not including bankruptcy, receivership, rehabilitation and insolvency events pertaining to the Company) described under "—Events of Default" will no longer constitute an Event of Default with respect to the Notes.

        In order to exercise either Legal Defeasance or Covenant Defeasance with respect to the Notes:

  (1)
  the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders, cash in U.S. dollars, Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, expressed in a written certification thereof delivered to the Trustee if Government Securities are delivered to pay the principal of, premium, if any, and interest due on the Notes on the stated maturity date or on the redemption date, as the case may be, of such principal, premium, if any, or interest on the Notes and the Company must specify whether the Notes are being defeased to maturity or to a particular redemption date;

  (2)
  in the case of Legal Defeasance, the Company shall have delivered to the Trustee an Opinion of Counsel confirming that, subject to customary assumptions and exclusions,

  (a)
  the Company has received from, or there has been published by, the United States Internal Revenue Service a ruling, or

    (b)
    since the issuance of the Notes, there has been a change in the applicable U.S. federal income tax law, in either case to the effect that, and based thereon such Opinion of Counsel shall confirm that, subject to customary assumptions and exclusions, the Holders of such Notes will not recognize income, gain or loss for U.S. federal income tax purposes, as applicable, as a result of such Legal Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

  (3)
  in the case of Covenant Defeasance, the Company shall have delivered to the Trustee an Opinion of Counsel confirming that, subject to customary assumptions and exclusions, the Holders of such Notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Covenant Defeasance and will be subject to such tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

  (4)
  no Default (other than that resulting from borrowing funds to be applied to make the deposit required to effect such Legal Defeasance or Covenant Defeasance and any similar and simultaneous deposit relating to other Indebtedness and, in each case, the granting of Liens in connection therewith) shall have occurred and be continuing on the date of such deposit;

  (5)
  such Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under, the Senior Secured Credit Facility or any other material agreement or instrument (other than the Indenture) to which the Company or any Subsidiary Guarantor is a party or by which the Company or any Subsidiary Guarantor is bound (other than that resulting with respect to any Indebtedness being defeased from any borrowing of funds to be applied to make the deposit required to effect such Legal Defeasance or Covenant Defeasance and any similar and simultaneous deposit relating to such Indebtedness, and the granting of Liens in connection therewith);

  (6)
  the Company shall have delivered to the Trustee an Officer's Certificate stating that the deposit was not made by the Company with the intent of defeating, hindering, delaying or defrauding any creditors of the Company or any Subsidiary Guarantor or others; and

  (7)
  the Company shall have delivered to the Trustee an Officer's Certificate and an Opinion of Counsel (which Opinion of Counsel may be subject to customary assumptions and exclusions) each stating that all conditions precedent provided for or relating to the Legal Defeasance or the Covenant Defeasance, as the case may be, have been complied with.

        Notwithstanding the foregoing, the Opinion of Counsel required by clause (2) above with respect to a Legal Defeasance need not be delivered if all Notes not therefore delivered to the Trustee for cancellation (x) have become due and payable, or (y) will become due and payable on the maturity date within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in our name, and at our expense.

Satisfaction and Discharge

        The Indenture will be discharged and will cease to be of further effect as to all Notes, when:

  (1)
  either

  (a)
  all Notes theretofore authenticated and delivered, except lost, stolen or destroyed Notes that have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust, have been delivered to the Trustee for cancellation; or

  (b)
  all Notes not theretofore delivered to the Trustee for cancellation have become due and payable by reason of the making of a notice of redemption or otherwise, will become due and payable within one year or are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Company and the Company or any Subsidiary Guarantor has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the Holders cash in U.S. dollars, Government Securities, or a combination thereof, in such amounts as will be sufficient, the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustee if Government Securities are delivered, without consideration of any reinvestment of interest to pay and discharge the entire indebtedness on the Notes not theretofore delivered to the Trustee for cancellation for principal, premium, if any, and accrued interest to the date of maturity or redemption;

  (2)
  the Company has paid or caused to be paid all sums payable by it under the Indenture; and

  (3)
  the Company has delivered irrevocable instructions to the Trustee to apply the deposited money toward the payment of the Notes at maturity or the redemption date, as the case may be.

        The Trustee will acknowledge the satisfaction and discharge of the Indenture if we have delivered to the Trustee an Officer's Certificate and an Opinion of Counsel each stating that all conditions precedent to satisfaction and discharge have been complied with.

Modification and Waiver

        The Indenture may be amended, without the consent of any holder, to:

  (1)
  cure any ambiguity, defect or inconsistency in the Indenture;

  (2)
  comply with the provisions described under "—Certain Covenants—Consolidation, Merger and Sale of Assets" and "Guarantees";

  (3)
  comply with any requirements of the SEC in connection with the qualification of the Indenture under the Trust Indenture Act or in order to maintain such qualification;

  (4)
  evidence and provide for the acceptance of appointment by a successor Trustee;

  (5)
  provide for the issuance of Additional Notes; or

  (6)
  make any change that, in the good faith opinion of the Board of Directors, does not materially and adversely affect the rights of any holder.

        Modifications and amendments of the Indenture may be made by Steel Dynamics, the Subsidiary Guarantors and the Trustee with the consent of the holders of not less than a majority in aggregate principal amount of the outstanding Notes; provided, however, that no such modification or amendment may, without the consent of each holder affected thereby,

  (1)
  change the Stated Maturity of the principal of, or any installment of interest on, any Note;

  (2)
  reduce the principal amount of, or premium, if any, or interest on, any Note;

  (3)
  change the optional redemption dates or optional redemption prices of the Notes from that stated under the caption "—Optional Redemption";

  (4)
  change the place or currency of payment of principal of, or premium, if any, or interest on, any Note;

  (5)
  impair the right to institute suit for the enforcement of any payment on or after the Stated Maturity (or, in the case of a redemption, on or after the Redemption Date) of any Note;

  (6)
  waive a default in the payment of principal of, premium, if any, or interest on the Notes;

  (7)
  modify any of the provisions of this "Modification and Waiver" requiring the consent of holders, except to increase any percentage requiring consent or to provide that certain other provisions of the Indenture cannot be modified or waived without the consent of the holder of each outstanding Note;

  (8)
  release any Subsidiary Guarantor from its Note Guarantee, except as provided in the Indenture;

  (9)
  amend, change or modify the obligation of Steel Dynamics to make and consummate an Offer to Purchase under the "—Repurchase of Notes upon a Change of Control" covenant after a Change of Control has occurred, including, in each case, amending, changing or modifying any definition relating thereto; or

  (10)
  reduce the percentage or aggregate principal amount of outstanding Notes the consent of whose holders is necessary for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults.

Definitions

        Set forth below are defined terms used in the covenants and other provisions of the Indenture. Reference is made to the Indenture for other capitalized terms used in this "Description of the Exchange Notes" for which no definition is provided.

        "Affiliate" means, as applied to any Person, any other Person directly or indirectly controlling, controlled by, or under direct or indirect common control with, such Person. For purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with"), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

        "Applicable Premium" means, with respect to a Note on any date of redemption, the greater of:

  (1)
  1.0% of the principal amount of such Note, and

  (2)
  the excess, if any, of (a) the present value as of such date of redemption of (i) the redemption price of such Note on September 15, 2020 (such redemption price being described under the caption "—Optional Redemption"), plus (ii) all required interest payments due on such Note through September 15, 2020 (excluding accrued but unpaid interest to the date of redemption), computed using a discount rate equal to the Treasury Rate as of such date of redemption plus 50 basis points, over (b) the then outstanding principal of such Note.

        "Attributable Debt," in respect of any Sale and Leaseback Transaction, means, as of the time of determination, the total obligation (discounted to present value at the rate per annum equal to the discount rate which would be applicable to a capital lease obligation with like term in accordance with GAAP) of the lessee for rental payments (other than amounts required to be paid on account of property taxes, maintenance, repairs, insurance, water rates and other items which do not constitute payments for property rights) during the remaining portion of the initial term of the lease included in such Sale and Leaseback Transaction.

        "Board of Directors" means, with respect to any Person, the Board of Directors of such Person or any duly authorized committee of such Board of Directors.

        "Capital Stock" means, with respect to any Person, any and all shares, interests, participations or other equivalents (however designated, whether voting or non-voting) in equity of such Person, whether outstanding on the Closing Date or issued thereafter, including, without limitation, all common stock and preferred stock.

        "Change of Control" means such time as:

  (1)
  the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of Steel Dynamics and its Subsidiaries, taken as a whole, to any "person" (as that term is used in Section 13(d)(3) of the Exchange Act);

  (2)
  a "person" or "group" (within the meaning of Sections 13(d) and 14(d)(2) of the Exchange Act) becomes the ultimate "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act) of more than 50% of the total voting power of the Voting Stock of Steel Dynamics on a fully diluted basis;

  (3)
  the adoption of a plan relating to the liquidation or dissolution of Steel Dynamics;

  (4)
  individuals who on the Closing Date constitute the Board of Directors (together with any new directors whose election by the Board of Directors or whose nomination by the Board of Directors for election by Steel Dynamics' stockholders was approved by a vote of at least two-thirds of the members of the Board of Directors then in office who either were members of the Board of Directors on the Closing Date or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the members of the Board of Directors then in office; or

  (5)
  Steel Dynamics consolidates with, or merges with or into, any Person, or any Person consolidates with, or merges with or into Steel Dynamics, in any such event pursuant to a transaction in which any of the outstanding Voting Stock of Steel Dynamics or such other Person is converted into or exchanged for cash, securities or other property, other than any such transaction where (A) the Voting Stock of Steel Dynamics outstanding immediately prior to such transaction is converted into or exchanged for Voting Stock of the surviving or transferee Person constituting a majority of the outstanding shares of such Voting Stock of such surviving or transferee Person (immediately after giving effect to such issuance) and (B) immediately after such transaction, no "person" or "group" (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act) becomes, directly or indirectly, the Beneficial Owner of 50% or more of the voting power of the Voting Stock of the surviving or transferee Person.

        "Closing Date" means the date on which the Notes are originally issued under the Indenture.

        "Consolidated Tangible Assets" means the total amount of assets of Steel Dynamics and its Subsidiaries (less applicable depreciation, amortization and other valuation reserves), after deducting therefrom all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles, all as set forth on the most recently available quarterly or annual consolidated balance sheet of Steel Dynamics and its Subsidiaries, prepared in conformity with GAAP.

        "Credit Agreement" means the Second Amended and Restated Credit Agreement, dated as of November 14, 2014, as amended from time to time, among Steel Dynamics, Inc., as borrower, certain designated "Initial Lenders," PNC Bank, National Association, as Collateral Agent, PNC Bank, National Association, as Administrative Agent, Bank of America, N.A. and Wells Fargo Bank, National Association, as Syndication Agents, JPMorgan Chase Bank, N.A., Citizens Bank, N.A., Morgan Stanley Senior Funding, Inc., and SunTrust Bank, as Documentation Agents, and Merrill Lynch, Pierce Fenner & Smith Incorporated, PNC Capital Markets LLC and Wells Fargo Securities, LLC, as Joint Lead Arrangers and Joint Bookrunners, and the lenders from time to time party thereto, together with any agreements, instruments, security agreements, guaranties and other documents executed or delivered pursuant to or in connection with such credit agreement, as such credit agreement or such agreements, instruments, security agreements, guaranties or other documents may be amended, supplemented, extended, restated, renewed or otherwise modified from time to time and any refunding, refinancing, replacement or substitution thereof or therefor, whether with the same or different lenders.

        "Credit Facilities" means one or more debt facilities (including, without limitation, the Credit Agreement), commercial paper facilities or indentures, in each case with banks or other institutional lenders or a trustee, providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables), letters of credit or issuances of notes, in each case, as amended, restated, modified, renewed, refunded, replaced or refinanced in whole or in part from time to time.

        "Default" means any event that is, or after notice or passage of time or both would be, an Event of Default.

        "Foreign Subsidiary" means any Subsidiary of Steel Dynamics that is an entity which is a controlled foreign corporation under Section 957 of the Internal Revenue Code and does not Guarantee or otherwise provide direct credit support for any Indebtedness of Steel Dynamics or any Subsidiary Guarantor.

        "Funded Debt" means all Indebtedness having a maturity of more than 12 months from the date as of which the determination is made or having a maturity of 12 months or less but by its terms being renewable or extendable beyond 12 months from such date at the option of the borrower, but excluding any such Indebtedness owed to Steel Dynamics or a Subsidiary of Steel Dynamics.

        "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession which are in effect on the Closing Date.

        "Guarantee" means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness of any other Person and, without limiting the generality of the foregoing, any obligation, direct or indirect, contingent or otherwise, of such Person (1) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness of such other Person (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services (unless such purchase arrangements are on arm's-length terms and are entered into in the ordinary course of business), to take-or-pay, or to maintain financial statement conditions or otherwise) or (2) entered into for purposes of assuring in any other manner the obligee of such Indebtedness of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part); provided that the term "Guarantee" shall not include endorsements for collection or deposit in the ordinary course of business. The term "Guarantee" used as a verb has a corresponding meaning.

        "Indebtedness" means indebtedness for borrowed money.

        "Initial Subsidiary Guarantors" means each Subsidiary of Steel Dynamics that on the Closing Date has Guaranteed Steel Dynamics' obligations under the Credit Agreement or its existing senior notes, including Steel Dynamics Sales North America, Inc., an Indiana corporation, New Millennium Building Systems, LLC, an Indiana limited liability company, Roanoke Electric Steel Corporation, an Indiana corporation, Steel of West Virginia, Inc., a Delaware corporation, Steel Ventures, Inc., a Delaware corporation, SWVA, Inc., a Delaware corporation, Marshall Steel, Inc., a Delaware corporation, The Techs Industries, Inc., a Delaware corporation, OmniSource, LLC (f/k/a OmniSource Corporation), an Indiana limited liability company, Jackson Iron & Metal Company, Inc., a Michigan corporation, OmniSource Limited, LLC (f/k/a OmniSource, LLC), an Indiana limited liability company, OmniSource

Transport, LLC, an Indiana limited liability company, Superior Aluminum Alloys, LLC, an Indiana limited liability company, OmniSource Southeast, LLC, a Delaware limited liability company, Steel Dynamics Columbus, LLC, a Delaware limited liability company, and Steel Dynamics Enterprises, Inc., an Indiana corporation.

        "Investment Grade" means (1) BBB– or above, in the case of S&P (or its equivalent under any successor Rating Categories of S&P) and Baa3 or above, in the case of Moody's (or its equivalent under any successor Rating Categories of Moody's) or (2) the equivalent in respect of the Rating Categories of any Rating Agencies.

        "Moody's" means Moody's Investors Service, Inc.

        "Mortgage" means, with respect to any property or assets, any mortgage or deed of trust, pledge, hypothecation, assignment, security interest, lien, encumbrance, or any other security arrangement of any kind or nature whatsoever on or with respect to such property or assets (including any conditional sale or other title retention agreement having substantially the same economic effect as any of the foregoing).

        "Note Guarantee" means a Guarantee of the obligations of Steel Dynamics under the Indenture and the Notes by any Subsidiary Guarantor.

        "Offer to Purchase" means an offer to purchase Notes by Steel Dynamics from the holders commenced by mailing or otherwise sending in accordance with the procedures of the depositary a notice to the Trustee and each holder stating:

  (1)
  that all Notes validly tendered will be accepted for payment;

  (2)
  the purchase price and the date of purchase (which shall be a Business Day no earlier than 30 days nor later than 60 days from the date such notice is sent) (the "Payment Date");

  (3)
  that any Note not tendered will continue to accrue interest pursuant to its terms;

  (4)
  that, unless Steel Dynamics defaults in the payment of the purchase price, any Note accepted for payment pursuant to the Offer to Purchase shall cease to accrue interest on and after the Payment Date;

  (5)
  that holders electing to have a Note purchased pursuant to the Offer to Purchase will be required to surrender the Note, together with the form entitled "Option of the Holder to Elect Purchase" on the reverse side of the Note completed, to the Paying Agent at the address specified in the notice prior to the close of business on the Business Day immediately preceding the Payment Date;

  (6)
  that holders will be entitled to withdraw their election if the Paying Agent receives, not later than the close of business on the third Business Day immediately preceding the Payment Date, a telegram, facsimile transmission or letter setting forth the name of such holder, the principal amount of Notes delivered for purchase and a statement that such holder is withdrawing his election to have such Notes purchased; and

  (7)
  that holders whose Notes are being purchased only in part will be issued new Notes equal in principal amount to the unpurchased portion of the Notes surrendered; provided that each Note purchased and each new Note issued shall be in a principal amount of $2,000 or integral multiples of $1,000 in excess thereof.

        On the Payment Date, Steel Dynamics shall (a) accept for payment Notes or portions thereof tendered pursuant to an Offer to Purchase; (b) deposit with the Paying Agent money sufficient to pay the purchase price of all Notes or portions thereof so accepted; and (c) deliver, or cause to be delivered, to the Trustee all Notes or portions thereof so accepted together with an Officers' Certificate specifying the Notes or portions thereof accepted for payment by Steel Dynamics. The Paying Agent shall promptly mail to the holders of Notes so accepted payment in an amount equal to the purchase price, and the Trustee shall promptly authenticate and mail to such holders (or cause to be transferred by book entry) a new Note equal in principal amount to any unpurchased portion of the Note surrendered; provided that each Note purchased and each new Note issued shall be in a principal amount of $2,000 or integral multiples of $1,000 in excess thereof. Steel Dynamics will publicly announce the results of an Offer to Purchase as soon as practicable after the Payment Date. The Trustee shall act as the Paying Agent for an Offer to Purchase. Steel Dynamics will comply with Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable, in the event that Steel Dynamics is required to repurchase Notes pursuant to an Offer to Purchase upon a Change of Control.

        "Operating Property" means any real property, including any manufacturing plant or warehouse erected thereon, or equipment located in the United States owned by, or leased to, Steel Dynamics, or any Subsidiary of Steel Dynamics, that has a market value in excess of $50.0 million.

        "Person" means any individual, corporation, limited liability company, partnership, joint venture, trust, unincorporated organization or government or any agency or political subdivision thereof.

        "Rating Agencies" means (1) S&P and Moody's or (2) if S&P or Moody's or both of them are not making ratings publicly available, a nationally recognized U.S. rating agency or agencies, as the case may be, selected by Steel Dynamics, which will be substituted for S&P or Moody's or both, as the case may be.

        "Rating Category" means (1) with respect to S&P, any of the following categories (any of which may include a "+" or "–"), AAA, AA, A, BBB, BB, B, CCC, CC, C and D (or equivalent successor categories), (2) with respect to Moody's, any of the following categories (any of which may include a numeric qualifier): Aaa, Aa, A, Baa, Ba, B, Caa, Ca, C and D (or equivalent successor categories) and (3) the equivalent of any such categories of S&P or Moody's used by another Rating Agency, if applicable.

        "Restricted Subsidiary" means any Subsidiary of Steel Dynamics other than an Unrestricted Subsidiary.

        "S&P" means Standard & Poor's, a division of S&P Global Inc.

        "Sale and Leaseback Transaction" means any arrangement with any Person providing for the leasing to Steel Dynamics or any Subsidiary of Steel Dynamics of any property or assets, which property or assets have been or are to be sold or transferred by Steel Dynamics or any Subsidiary of Steel Dynamics to such Person.

        "Significant Subsidiary" means, at any date of determination, any Restricted Subsidiary that would constitute a "significant subsidiary" within the meaning of Article 1 of Regulation S-X of the Securities Act as in effect on the Closing Date; provided that all references to 10% in the definition of "significant subsidiary" in Article 1 of Regulation S-X of the Securities Act shall be deemed to be 7.5%.

        "Subsidiary" means any corporation of which at least a majority of the outstanding stock having by the terms thereof ordinary voting power for the election of directors of such corporation (irrespective of whether or not at the time stock of any other class or classes of such corporation shall have or might have voting power by reason of the happening of any contingency) is, or other entity of which at least a majority of the common equity interests are, at the time directly or indirectly owned by Steel Dynamics, or by one or more other Subsidiaries of Steel Dynamics, or by Steel Dynamics and one or more other Subsidiaries of Steel Dynamics.

        "Subsidiary Guarantor" means any Initial Subsidiary Guarantor and any other Subsidiary of Steel Dynamics which provides a Note Guarantee of Steel Dynamics' obligations under the Indenture and the Notes, until such Note Guarantee is released in accordance with the terms of the Indenture.

        "Treasury Rate" means as of any date of redemption of Notes, the yield to maturity at the time of computation of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two business days prior to the redemption date (or, if such Statistical Release is no longer published, any publicly available source or similar market data)) most nearly equal to the period from the redemption date to September 15, 2020; provided, however, that if the period from the redemption date to September 15, 2020 is not equal to the constant maturity of a United States Treasury security for which a weekly average yield is given, the Treasury Rate shall be obtained by linear interpolation (calculated to the nearest one twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given, except that if the period from the redemption date to September 15, 2020 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

        "Unrestricted Subsidiary" means STLD Holdings, Inc., Dynamic Aviation, LLC, Vulcan Threaded Products, Inc., OmniSource Southwest, LLC, and each of their respective direct and indirect Subsidiaries; provided, however, in the event (a) any such Subsidiary Guarantees Indebtedness of Steel Dynamics or any Subsidiary Guarantor in an aggregate amount in excess of $50.0 million or (b) Steel Dynamics or any of its Subsidiaries (other than an Unrestricted Subsidiary) contributes or otherwise transfers (other than a sale for fair market value) any Operating Property (including shares of stock of a Subsidiary that owns the Operating Property) to such Subsidiary, in either case such Subsidiary shall cease to be an Unrestricted Subsidiary and if such Subsidiary would be a Significant Subsidiary, such Subsidiary will Guarantee payment of the principal of, premium, if any and interest on the Notes.

        "U.S. Government Obligations" means securities that are (1) direct obligations of the United States of America for the payment of which its full faith and credit is pledged or (2) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the full and timely payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in either case, are not callable or redeemable at the option of the issuer thereof at any time prior to the stated maturity of the Notes, and shall also include a depository receipt issued by a bank or trust company as custodian with respect to any such U.S. Government Obligation or a specific payment of interest on or principal of any such U.S. Government Obligation held by such custodian for the account of the holder of a depository receipt; provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the U.S. Government Obligation or the specific payment of interest on or principal of the U.S. Government Obligation evidenced by such depository receipt.

        "Voting Stock" means with respect to any Person, Capital Stock of any class or kind ordinarily having the power to vote for the election of directors, managers or other voting members of the governing body of such Person.

No Personal Liability of Incorporators, Stockholders, Officers, Directors, or Employees

        No recourse for the payment of the principal of, premium, if any, or interest on any of the Notes or for any claim based thereon or otherwise in respect thereof, and no recourse under or upon any obligation, covenant or agreement of Steel Dynamics in the Indenture, or in any of the Notes or because of the creation of any Indebtedness represented thereby, shall be had against any incorporator, stockholder, officer, director, employee or controlling person of Steel Dynamics or of any successor Person thereof. Each holder, by accepting the Notes, waives and releases all such liability. The waiver and release are part of the consideration for the issuance of the Notes. Such waiver may not be effective to waive liabilities under the federal securities laws.

Governing Law; Jury Trial Waiver

        The Indenture will be governed by, and construed in accordance with, the laws of the State of New York. The Indenture provides that Steel Dynamics, the Subsidiary Guarantors, the Trustee, and each Holder of a Note by its acceptance thereof, irrevocably waives, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to the Indenture, the Notes or any transaction contemplated thereby.

Concerning the Trustee

        Except during the continuance of an Event of Default, the Trustee need perform only such duties as are specifically set forth in the Indenture. If an Event of Default has occurred and is continuing, the Trustee will use the same degree of care and skill in its exercise of the rights and powers vested in it under the Indenture as a prudent person would exercise under the circumstances in the conduct of such person's own affairs. The Indenture and provisions of the Trust Indenture Act of 1939, as amended, incorporated by reference therein contain limitations on the rights of the Trustee, should it become a creditor of Steel Dynamics, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claims, as security or otherwise. The Trustee is permitted to engage in other transactions; provided, however, that if it acquires any conflicting interest as defined by the Trust Indenture Act of 1939, as amended, it must eliminate such conflict, apply to the SEC for permission to continue as Trustee, or resign as provided therein and in the Indenture. Neither the Trustee nor any paying agent shall be responsible for monitoring Steel Dynamics' rating status, making any request upon any Rating Agency, or determining whether any rating event with respect to the Notes has occurred. The Trustee assumes no responsibility for the accuracy or completeness of the information concerning Steel Dynamics or its affiliates or any other party contained in this document or the related documents or for any failure by us or any other party to disclose events that may have occurred and may affect the significance or accuracy of such information. Neither the Trustee nor the Paying Agent shall have any responsibility or liability for the determination, verification or calculation of any Additional Interest.

Book-Entry; Delivery and Form

        The Exchange Notes, like the Old Notes, will be represented by one or more permanent global notes in registered form without interest coupons (the "Global Notes").

        The Global Notes will be deposited upon issuance with the Trustee as custodian for The Depository Trust Company ("DTC") and registered in the name of DTC or its nominee, Cede & Co., in each case for credit to an account of a direct or indirect participant in DTC as described below.

        Except as set forth below, the Global Notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the Global Notes may in limited circumstances be exchanged for Notes in certificated form. See "—Exchange of Global Notes for Certificated Notes." Except in the limited circumstances described below, owners of beneficial interests in the Global Notes will not be entitled to receive physical delivery of Certificated Notes.

        In addition, transfers of beneficial interests in the Global Notes will be subject to the applicable rules and procedures of DTC and its direct or indirect participants (including, if applicable, those of the Euroclear System ("Euroclear") and Clearstream Banking S.A. ("Clearstream")), which may change from time to time.

Depository Procedures

        The following description of the operations and procedures of DTC, Euroclear and Clearstream are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them. Steel Dynamics takes no responsibility for these operations and procedures and urges investors to contact the system or their participants directly to discuss these matters.

        DTC has advised Steel Dynamics that DTC is a limited-purpose trust company created to hold securities for its participating organizations (collectively, the "Participants") and to facilitate the clearance and settlement of transactions in those securities between Participants through electronic book-entry changes in accounts of its Participants. The Participants include securities brokers and dealers (including the initial purchasers), banks, trust companies, clearing corporations and certain other organizations. Access to DTC's system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, the "Indirect Participants"). Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or the Indirect Participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the Participants and Indirect Participants.

        DTC has also advised Steel Dynamics that, pursuant to procedures established by it:

  (1)
  upon deposit of the Global Notes, DTC will credit the accounts of Participants designated by the initial purchasers with portions of the principal amount of the Global Notes; and

  (2)
  ownership of these interests in the Global Notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC (with respect to the Participants) or by the Participants and the Indirect Participants (with respect to other owners of beneficial interest in the Global Notes).

        Investors in the Global Notes who are Participants may hold their interests therein directly through DTC. Investors in the Global Notes who are not Participants may hold their interests therein indirectly through organizations (including Euroclear and Clearstream) which are Participants. All interests in Global Notes, including those held through Euroclear or Clearstream, may be subject to the procedures and requirements of DTC. Those interests held through Euroclear or Clearstream may also be subject to the procedures and requirements of such systems.

        The laws of some jurisdictions may require that certain Persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a Global Note to such Persons will be limited to that extent. Because DTC can act only on behalf of Participants, which in turn act on behalf of Indirect Participants, the ability of a Person having beneficial interests in a Global Note to pledge such interests to Persons that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

        Except as described below, owners of interests in the Global Notes will not have Notes registered in their names, will not receive physical delivery of Notes in certificated form and will not be considered the registered owners or "Holders" thereof under the Indenture for any purpose.

        Payments in respect of the principal of, premium, if any, interest, and Additional Interest, if any, on a Global Note registered in the name of DTC or its nominee will be payable to DTC or its nominee in its capacity as the registered holder under the Indenture. Under the terms of the Indenture, Steel Dynamics and the Trustee will treat the Persons in whose names the Notes, including the Global Notes, are registered as the owners thereof for the purpose of receiving payments and for all other purposes. Any notices required to be given to the holders while the Notes are Global Notes will be given to DTC. Consequently, neither Steel Dynamics, the Trustee nor any agent of Steel Dynamics or the Trustee has or will have any responsibility or liability for:

  (1)
  any aspect of DTC's records or any Participant's or Indirect Participant's records relating to or payments made on account of beneficial ownership interest in the Global Notes or for maintaining, supervising or reviewing any of DTC's records relating to the identity of the Participants to whose accounts the Global Notes are credited or any Participant's or Indirect Participant's records relating to the beneficial ownership interests in the Global Notes; or

  (2)
  any other matter relating to the actions and practices of DTC or any of its Participants or Indirect Participants.

        DTC has advised Steel Dynamics that its current practice, upon receipt of any payment in respect of securities such as the Notes (including principal and interest), is to credit the accounts of the relevant Participants with the payment on the payment date unless DTC has reason to believe it will not receive payment on such payment date. Each relevant Participant is credited with an amount proportionate to its interest in the principal amount of the relevant security as shown on the records of DTC. Payments by the Participants and the Indirect Participants to the beneficial owners of Notes will be governed by standing instructions and customary practices and will be the responsibility of the Participants or the Indirect Participants and will not be the responsibility of DTC, the Trustee or Steel Dynamics. Neither Steel Dynamics nor the Trustee will be liable for any delay by DTC or any of its Participants in identifying the beneficial owners of the Notes, and Steel Dynamics and the Trustee may conclusively rely on, and will be protected in relying on, instructions from DTC or its nominee for all purposes.

        Transfers between Participants in DTC will be effected in accordance with DTC's procedures, and will be settled in same-day funds, and transfers between participants in Euroclear and Clearstream will be effected in accordance with their respective rules and operating procedures.

        Subject to compliance with the transfer restrictions applicable to the Notes described herein, cross-market transfers between the Participants in DTC, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected through DTC in accordance with DTC's rules on behalf of Euroclear or Clearstream, as the case may be, by its respective depositary; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant Global Note in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear and Clearstream participants may not deliver instructions directly to the depositories for Euroclear or Clearstream.

        DTC has advised Steel Dynamics that it will take any action permitted to be taken by a holder of Notes only at the direction of one or more Participants to whose account DTC has credited the interests in the Global Notes and only in respect of such portion of the aggregate principal amount of the Notes as to which such Participant or Participants have given such direction.

        Although DTC, Euroclear and Clearstream have agreed to the foregoing procedures to facilitate transfers of interests in the Global Notes among participants in DTC, Euroclear and Clearstream, they are under no obligation to perform or to continue to perform such procedures, and may discontinue such procedures at any time. Neither Steel Dynamics nor the Trustee nor any of their respective agents will have any responsibility for the performance by DTC, Euroclear or Clearstream or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Exchange of Global Notes for Certificated Notes

        A Global Note is exchangeable for definitive Notes in registered certificated form, or Certificated Notes, if:

  (1)
  DTC (a) notifies Steel Dynamics that it is unwilling or unable to continue as depositary for the Global Notes or (b) has ceased to be a clearing agency registered under the Exchange Act, and in each case Steel Dynamics fails to appoint a successor depositary; or

  (2)
  Steel Dynamics, at its option, notifies the Trustee in writing that it elects to cause the issuance of Certificated Notes.

        In all cases, Certificated Notes delivered in exchange for any Global Note or beneficial interests in Global Notes will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures).

Same Day Settlement and Payment

        The Notes represented by the Global Notes are expected to trade in DTC's Same-Day Funds Settlement System, and any permitted secondary market trading activity in such Notes will, therefore, be required by DTC to be settled in immediately available funds. Steel Dynamics expects that secondary trading in any Certificated Notes will also be settled in immediately available funds.

        Steel Dynamics expects that, because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in a Global Note from a Participant in DTC will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream participant, during the securities settlement processing day (which must be a business day for Euroclear and Clearstream) immediately following the settlement date of DTC. DTC has advised Steel Dynamics that cash received in Euroclear or Clearstream as a result of sales of interests in a Global Note by or through a Euroclear or Clearstream participant to a Participant in DTC will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following DTC's settlement date.

MATERIAL FEDERAL INCOME TAX CONSIDERATIONS

        The following is a summary of the material U.S. federal income tax considerations relating to the exchange of unregistered Old Notes for registered Exchange Notes pursuant to the Exchange Offer and the ownership and disposition of the Exchange Notes issued pursuant to the Exchange Offer. However, the provisions of the Internal Revenue Code, Treasury Regulations, administrative rulings or pronouncements or judicial decisions, upon which this summary is based, could be changed, perhaps with retroactive effect, so as to result in tax consequences materially different from those set forth herein.

        This summary is limited to beneficial owners of Old Notes that have held the Old Notes and will continue to hold the Exchange Notes as "capital assets," within the meaning of Section 1221 of the Code. This summary does not address the tax consideration arising under other federal tax law, such as estate and gift tax laws, or the laws of any foreign, state or local jurisdiction. In addition, this summary does not address all tax considerations that may be applicable to a holder's particular circumstances or to holders that may be subject to special tax rules under the federal income tax laws, such as, for example:

  •
  holders subject to the alternative minimum tax;

  •
  holders receiving payments following a change in control;

  •
  banks, insurance companies or other financial institutions;

  •
  real estate investment trusts and regulated investment companies;

  •
  tax exempt organizations;

  •
  brokers and dealers in securities or currencies;

  •
  persons who have ceased to be citizens or residents of the United States;

  •
  traders in securities who elect to utilize a mark-to-market method of tax accounting for their securities holdings;

  •
  persons deemed to sell the Notes under the constructive sale provisions of the Code; or

  •
  partnerships (or other entities or arrangements classified as partnerships for U.S. federal income tax purposes) or other pass-through entities, or investors in such entities.

        This summary is for general information only and is not tax advice, nor is this summary binding on the Internal Revenue Service. You are urged to consult your own tax advisor with respect to the application of any and all tax laws to your particular circumstances.

Tax Consequences of the Exchange of Old Notes for Exchange Notes

        The exchange of an Old Note for an Exchange Note pursuant to the Exchange will not constitute a taxable exchange for U.S. federal income tax purposes and, accordingly, the Exchange Note received will be treated as a continuation of the Old Note in the hands of such holder. As a result, a holder will not recognize gain upon receipt of a registered Exchange Note in exchange for an unregistered Old Note in the Exchange Offer, and any such holder will have the same adjusted tax basis and holding period in the corresponding Exchange Note as it had in the Old Note immediately before the Exchange. The U.S. federal income tax consequence of holding and disposing of an Exchange Note received pursuant to an Exchange Offer will generally be the same as the U.S. federal income tax consequences of holding and disposing of an Old Note. A holder who does not exchange its Old Notes for Exchange Notes pursuant to the Exchange will not recognize any gain or loss, for U.S. federal income tax purposes, upon consummation of the Exchange.

 PLAN OF DISTRIBUTION

        Each broker-dealer that receives Exchange Notes for its own account pursuant to this Exchange must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Notes received in exchange for unregistered Old Notes where such Old Notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the Expiration Date and consummation of the Exchange Offer, we will make this Prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. In addition, until 180 days after the date of this Prospectus, all dealers effecting transactions in the Exchange Notes may be required to deliver a Prospectus.

        We will not receive any proceeds from any sale of Exchange Notes by broker-dealers. Exchange Notes received by broker-dealers for their own account pursuant to the Exchange may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the Exchange Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any such Exchange Notes. Any broker-dealer that resells Exchange Notes that were received by it for its own account pursuant to the Exchange and any broker or dealer that participates in a distribution of such Exchange Notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on any such resale of Exchange Notes and any commission or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

        For a period of 180 days after the Expiration Date, we will promptly send additional copies of this Prospectus and any amendment or supplement to this Prospectus to any broker-dealer that requests such documents in the Letter of Transmittal. We have agreed to pay all expenses incident to the Exchange, other than commissions or concessions of any brokers or dealers. We will indemnify the holders of the Notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

 LEGAL MATTERS

        The validity of the Exchange Notes offered hereby will be passed upon for us by Barrett McNagny LLP.

EXPERTS

        The consolidated financial statements of Steel Dynamics, Inc. appearing in Steel Dynamics, Inc.'s Annual Report (Form 10-K) for the year ended December 31, 2016, and the effectiveness of Steel Dynamics, Inc.'s internal control over financial reporting as of December 31, 2016, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

OFFER TO EXCHANGE

ALL OUTSTANDING UNREGISTERED $350,000,000 AGGREGATE PRINCIPAL AMOUNT OF OUR 4.125% SENIOR NOTES DUE 2025 FOR UP TO $350,000,000 AGGREGATE PRINCIPAL AMOUNT OF OUR NEWLY ISSUED 4.125% REGISTERED SENIOR NOTES DUE 2025

PROSPECTUS

December 21, 2017

        Each broker-dealer that receives Exchange Notes for its own account pursuant to this Exchange must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Notes received in exchange for Old Notes where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the expiration of this Exchange (as defined herein), we will make this prospectus available to any broker-dealer for use in connection with any such resale. A broker-dealer may not participate in the Exchange with respect to Old Notes acquired other than as a result of market-making activities or trading activities. See "Plan of Distribution."